ABOVE & BEYOND



Collins

ANNUAL REPORT
2005



What sets our company apart from its peers is a well-developed and executed **growth** strategy, an unyielding pursuit of **operational excellence,** a commitment to developing **leadership** — across the industry and within the workforce — and a level of customer focus that leads to **trusted relationships.**

Clearly this level of success cannot be achieved without always striving to go above and beyond.



DEAR SHAREOWNERS,

I am pleased to report that for a second consecutive year, Rockwell Collins has delivered outstanding results. This performance is the result of our employees' hard work, the commitment of our leadership, and our enterprise-wide focus on being the most trusted source of communication and aviation electronic solutions. This dedication drives us to establish benchmarks of success and reach greater levels of performance.


SEC MAIL
RECEIVED
PROCESSING
DEC
WASH. D.C.

CLAYTON M. JONES

Chairman, President and
Chief Executive Officer





PERFORMING STRONGER

While Rockwell Collins' revenues and margins have grown this year, the company knows it must continue to advance its business strategies and operational practices to be successful.


$2,492
$2,542
$2,930
$3,445
2002 2003 2004 2005
Sales
$1.28
$1.43
$1.67
$2.20
2002 2003 2004 2005
Earnings per Share
21%
28%
31%
38%
2002 2003 2004 2005
Return on Invested Capital
$453
$371
$399
$574
2002 2003 2004 2005
Cash Provided by Operating Activities

TOTAL
SHAREOWNER
RETURN
(FY 05)

29%

PERFORMING STRONGER By any measure, 2005 was an outstanding year for our company. Revenue grew by 18 percent, earnings per share increased 32 percent, cash flow from operations improved 44 percent. Our total return to shareowners in FY 2005 was 29 percent and since the beginning of fiscal year 2002 — our first full year as a publicly traded company — our total return was 260 percent. There were several key drivers behind this success.

First was the strength of our market segments. Commercial Systems benefited from higher than forecasted delivery rates of new air transport aircraft. This increase in air transport production complemented the already strong demand for new business jets.

In Government Systems, year-over-year growth in defense spending continued to benefit our company. Near-term priorities shifted toward meeting the immediate needs of the warfighter and for modernizing and upgrading existing equipment and platforms, many of these using Rockwell Collins' solutions.

The second driver was market share growth for both our Commercial and Government Systems businesses. The primary contributor in Commercial Systems was the mix of airline customers taking aircraft deliveries this year as compared to last year. In addition, we established an impressive win rate — securing new business with airlines that selected Rockwell Collins equipment for the first time.

In Government Systems, we applied our open systems avionics architecture to meet the needs of our military customers on various platforms, and created a solid position for our company in integrated avionic system upgrades for helicopter flight decks — an area that is expected to see higher than average growth rates in the coming years.

The third contributor to our performance was the operating leverage provided by the combination of our higher sales and the efficiencies resulting from our Lean Electronics™ focus and shared services business model.

While we are proud of our accomplishments, we know that we cannot become complacent with this success — and we have no intentions to do so. Our challenge is to go beyond our current performance — to reach higher for growth, push harder for efficiencies, work more closely with our customers, think further into the future and ultimately, perform stronger every year.

REACHING HIGHER We continue to focus our efforts in areas that will provide significant growth: Information Management, Transformational Defense Communications, Open Systems Architecture, and Service and Support. These four high growth areas of focus have been joined by Next-generation Global Positioning Systems, an area in which Rockwell Collins is delivering tremendous value to our customers.

Information Management Airlines are realizing the potential value that can be obtained by linking one of their most valuable assets — the aircraft — into a global network to enhance operational efficiency. Our eFlight™ information management solution leverages Rockwell Collins expertise in communication, networking and system integration to deliver meaningful cost savings, operational efficiency and enhanced passenger service for airlines and business jet operators.

Increasingly, passengers are demanding the same access to information in flight as they have in their homes and offices — they want to stay connected and productive. Rockwell Collins has solid positions to provide cabin electronics systems on Bombardier, Dassault, Gulfstream and Raytheon business jets — systems that are being delivered today. We are also delivering equipment to both Airbus and Boeing, enabling broadband connectivity on airliners. Through a strategic relationship with Connexion by Boeing, we will be making that capability a reality on business jets with our eXchange offering in fiscal year 2006.

Transformational Defense Communications Our company is well-positioned on programs to deliver advanced communications capabilities for the warfighter. We are developing software and hardware for the Department of Defense Joint Tactical Radio System (JTRS), an interoperable communications system to meet the airborne, ground and man-portable requirements of all branches of the United States Armed Services. These programs are expected to provide more than $5 billion in revenue to Rockwell Collins over the next 20 years. Our research and development efforts in this emerging technology earned the attention of the international marketplace and we were awarded a contract to provide software-defined radios for the Swedish military.

REACHING HIGHER

Leadership requires the full and early identification and development of high growth opportunities. We continue to focus on Information Management, Transformational Defense Communications, Open Systems Architecture and Service and Support, and have identified Next-generation Global Positioning Systems as an additional growth area.



INFORMATION MANAGEMENT

"More than ever, airlines are required to make their operations more efficient. Our HERMES Ground Data Link System is doing that for more than 30 airlines worldwide. HERMES is helping these airlines achieve significant efficiencies by linking the aircraft into the airlines' operational network, enabling them to provide better service to their passengers and improved on-time performance."

Paul Gibson, Technical Director
Aviation Information Solutions

While these programs are critical for the future warfighter, the current environment has placed an emphasis on getting technology into the hands of our troops in Iraq and Afghanistan. To answer that need, we are demonstrating advanced waveforms that will provide the warfighter with secure, real-time, networked communication capabilities using Internet Protocol-based systems. Our Data Link Solutions joint venture with BAE Systems is developing the next-generation communication system for airborne application that will incorporate the JTRS architecture. The system is expected to be fielded in the second quarter of FY 2007.

Open Systems Architecture Rockwell Collins' investment in developing a common architecture, based on open system standards to serve both commercial and military markets, continues to pay significant dividends. We are delivering avionics systems for Bombardier, Cessna, Dassault, Gulfstream, Piaggio and Raytheon business jets. Development work on Boeing's new 787 is in high gear, as we design the displays, communication and surveillance systems, pilot controls, and the core network cabinet. Airline interest in this aircraft has been very strong and we expect to realize potential revenue of $3.5 billion over the next 20 years, the highest value of avionics content per plane we have ever had on a commercial aircraft. And the new Airbus A380, utilizing an open system standard Ethernet backbone developed by Rockwell Collins, made its first public flights at the 2005 Paris Air Show.

REACHING HIGHER

Standing, left to right:

FRANCIS GOMEZ Material

"SHEP" SHEPARD Design & Development

REGGIE HERNANDEZ Field Service Engineering

DELTON ROBINSON Subcontracts

CINDY SMITH Production

BRIAN BACK Customer Service Engineering

TRENT MARTIN Field Service Engineering

RICHARD MURO Systems Engineer

Seated, left to right:

OSCELLA WOODS Production Labor

MILES BRAMBLETT Principal Program Manager

JEFF SHEETZ Program Manager



OPEN SYSTEMS ARCHITECTURE

"The success of the KC-135 GATM program can be directly tied to the contributions of the people on the team. Everyone must be on the same page and working toward the same goal in order for us to be successful."

Miles Bramblett, Leader
KC-135 Installation and Test Team

This open systems approach is being applied across market segments and product lines in avionics, communications, computer processing and networking, reducing both time to market and overall cost. In 2005, we delivered the 100th KC-135 tanker avionics upgrade using this open systems architecture. This program is being touted by the Air Force as a model program as we continue to meet or exceed requirements for on-time delivery and cost. As a result, we have captured additional military upgrade programs including U.S Air Force and international C-130 transports, U.S. Army and Army Special Operations helicopters, and U.S. Navy E6-B aircraft.

We are also applying this open system architecture to the Integrated Computer System for U.S. Army ground vehicles — through a program known as Future Combat System — proving again the extraordinary flexibility and value this approach provides to a broad array of customers.

Service and Support One thing we know for certain — outstanding service can set a company apart from its peers. Rockwell Collins has a heritage of providing superior service, maintenance and parts for its own products and systems. Now, with economic pressures turning the industry to outsourcing, the customer trust we have earned allows us to provide logistic support and new component solutions for both commercial and military customers. And we have expanded our capabilities to offer simulation and training so we can deliver a broader solution that meets our customers' specific requirements.

Standing, left to right:

PHIL JASPER
Director, Air Force Programs

DANNY CORTEZ
Mechanical Engineering

DAVE COOK
Advanced System Engineering

RON MOREY
Programs Manager

DAVE HOUSE
Contracts

FRED TUTTLE
Program Manager

JIM GRAHAM
Configuration Management

Seated, left to right:

CHARLES LEWIS
Production Manager

SUSAN GATES
Programs Manager

MARGIE MARTINEZ
Purchasing

Not pictured:

ROGER DAVIES
Senior Systems Engineer

RICKY NEWMAN
Customer Service Engineer

SHANNON (MARY) PULLEN
Program Analyst



Next-generation Global Positioning Systems Our company has been a pioneer in providing advanced navigation systems, including the development of the first military GPS user equipment in the 1980s. In October 2003, we were awarded a contract to provide the next-generation handheld GPS receiver for the U.S. Army. Less than two years later we have delivered more than 40,000 of these devices — known as the Defense Advanced GPS Receiver (DAGR) — that are being deployed to our troops in Iraq and Afghanistan. We continue to produce them at a rate of more than 300 per day.

Acquisitions and Alliances Growth in our core business is supplemented by acquisitions and alliances. The acquisition of TELDIX, based in Heidelberg, Germany is our most recent. This acquisition fits well with two of our targeted growth areas — open systems solutions and service and support — and increases our presence on pan-European programs. By expanding our footprint in Europe, we are better positioned to participate in international defense activities and leverage the considerable investment that Rockwell Collins and our customers have made in transformational technologies and products. We are using this opportunity to realign our European service and support programs to use our resources more efficiently and deliver best value for our customers.

REACHING HIGHER





SERVICE AND SUPPORT

"Our joint venture with China Eastern Airlines is an example of how Rockwell Collins has become established in China's burgeoning air transport industry. The result has been the development of a center of excellence for the repair and overhaul of avionics and in-flight entertainment equipment, utilizing both companies' extensive experience and superior performance."

UNA YANG, Program Manager
Services



TRANSFORMATIONAL DEFENSE COMMUNICATIONS

"Communications interoperability is critical for U.S. and international forces in today's battlefield. At Rockwell Collins, we are developing the systems and technologies that will allow warfighters to plan, network and rapidly move forces and supplies. These solutions create a secure Internet-type environment with access to voice communications as well as real-time data and the ability to retrieve specific information."

Tim Snodgrass
Technical Project Manager
Advanced Systems Engineering

PUSHING HARDER Our Lean Electronics™ philosophy continues to drive operational excellence and allows us to achieve improvements in quality, on-time delivery, and other key measures of performance. We are not finished by a long shot. Last year we implemented Life Cycle Value Stream Management — a management process designed to achieve the best possible business decisions across the entire spectrum of our product and system offerings.

This model helps improve company performance and maximize shareowner and customer value by working together efficiently across our core processes. Meanwhile, we continue to refine these processes by looking at ways to further enhance efficiencies afforded by business integration: Our goal to reduce design and development cycle times is an example of how we persist in finding new ways to be better at all we do.

In September, Rockwell Collins was awarded the Purchasing Magazine Medal of Excellence. This award reflects our accomplishments in streamlining procurement and supply chain management practices, which significantly contribute to our ability to deliver value to our customers.





NEXT-GENERATION GPS

"Two years ago, the U.S. military mandated that special security modules be installed in all GPS equipment. Our team engineered a module that met the military's requirements and our operations team ramped up production. By the end of 2005, we will have produced 100,000 of these modules, far more than anyone in the industry. Perhaps most importantly, these modules are saving lives by preventing tampering and ensuring signal integrity in the field today for the military's hand-held receivers, missiles and munitions."

NICOLE CAVANAH, Program Manager
Sensor Systems

PUSHING HARDER

A conversation with Bob Chiusano (left), Executive Vice President and Chief Operating Officer, Commercial Systems; and Greg Churchill (right), Executive Vice President and Chief Operating Officer, Government Systems.





Improvement is a never-ending process. To maintain our competitive edge, Rockwell Collins must always strive for improvement — in process efficiency and integration — across all areas of business.

ROCKWELL COLLINS HAS BEEN VERY SUCCESSFUL IN TERMS OF OPERATIONAL EXCELLENCE IN RECENT YEARS. HOW DO YOU CONTINUE TO EXCEL?

Bob: It's not easy. But we recognize that for our customers to remain successful, we must continue to improve in each area of our business. We can't become complacent. We have devoted a lot of effort toward business integration; we are reaping the rewards of Life Cycle Value Stream Management; and we are refining our design and development process. Focusing on those three areas will help us win in a very competitive marketplace and will ultimately enable the future growth of our company.

Greg: It's important to note that winning isn't only about being competitive. Winning is about differentiating yourselves from your competition. Operational excellence begins by ensuring that we have common processes and procedures and tools in place so that everyone is on the same page. We are not only doing this in functional areas, but throughout the company by integrating our locations so we are able to cross-market and share best practices.

WHY IS BUSINESS INTEGRATION SO IMPORTANT?

Bob: Integration is a key to our continued success and growth. It is very important for our customers to experience well-disciplined business execution. They want consistent contractual terms and points of contact. They want a seamless offering that meets all their requirements and a relationship with a partner they can count on. By fully integrating our businesses we are better positioned to deliver that experience.

Greg: Integration allows us to go to market with a portfolio that spans the breadth of Rockwell Collins, not just one particular business unit. For example, our open system architecture solution, originally developed for the business jet market is proliferating across our government business in a number of fixed and rotary wing aircraft platforms, computing systems for ground-based combat systems as well as next-generation communication systems.

HOW IS LIFE CYCLE VALUE STREAM MANAGEMENT MAKING A DIFFERENCE?

Bob: First of all, it's important to mention that it has provided significant internal leadership development. We now have leaders whose primary responsibility is to manage the full life cycle of our products and solutions — from idea conception through product maturation. They are charged with integrating and coordinating the core processes — planning, order capture, development, manufacturing, and service and support — and tightening and streamlining the actions and decisions that drive customer value. This fundamental change in the way we do business is allowing us to work more efficiently across our core processes.

Greg: It has been a tremendously successful tool in the execution of our development programs and the execution of our go-to-market strategies. We are better able to allocate our time, people and money; it has helped us improve the ability to capture revenue opportunities across the entire lifecycle of the solution. We have also implemented a new Lean Cost system, which allows us to more precisely determine the cost of our products — and that ultimately leads to better business decisions as well as highlighting opportunities for additional efficiencies.

WORKING CLOSER In our highly competitive environment, true leaders must recognize customer needs, understand their implications, and provide resources necessary for delivering inspired, customer-focused solutions. The words "working together" are front and center in our vision statement and we consider customers to be our teammates. We also recognize and enjoy the unique opportunity these relationships offer to build trust in our products, services, and people.

We believe that our people define Rockwell Collins and its performance. With that in mind, we have embarked on a diversity initiative to assist us in attracting and retaining the best employees. We created a diversity strategy with specific actions to address all areas of diversity, and we're driving those strategies from the highest levels of our company.

Our diversity strategies are designed to build a workforce that represents a variety of people who have different backgrounds, beliefs, ideas, experiences, and perspectives. More importantly, they're designed to create a culture that values those differences as a competitive advantage for our company.

CULTIVATING CREATIVITY To beat the competition, we must also provide innovative solutions that our customers need to be successful. We have created an environment that supports the continuous flow of new ideas and new thinking. The working relationship we have with our customers enables us to anticipate their needs and pursue the latest advances in new technologies to meet future requirements. And our business structure leverages these developments across our enterprise.

Successful innovation requires highly focused research and development. During fiscal year 2005, we invested 17 percent of sales on R&D and anticipate 18 percent spending in fiscal year 2006 — among the highest in our industry. We continue to create innovative solutions that are key to growth and value creation.

Innovation is a competitive strength of Rockwell Collins through a combination of focused planning, aggressive and consistent funding, organizational leverage and a culture that makes full use of the expertise and experience of our employees.



WORKING CLOSER

The closer we get to our customers and employees, based on trust and promises kept, the greater the payback through meaningful and sustained relationships. This is what enables Rockwell Collins to satisfy its customers and to motivate employees to exceed expectations.

ADVANCED TECHNOLOGY CENTER (left to right)

AARON OPPERMAN
Senior Electronics Technician

MARY BETH LAPIS
Principal Systems Engineer

ALEX POSTNIKOV
Senior Systems Engineer



CUSTOMER FOCUS

Ask any Rockwell Collins employee what their top priority is and they'll inevitably say it's the customer. This commitment unites us as we work closely to find new ways of delivering superior customer value. One way we do this is by bringing together diverse people whose unique backgrounds enable them to produce extraordinary solutions that fit the needs of our broad customer base.

THINKING FURTHER

We can't relax or be satisfied with our achievements. Leadership requires a broad and complete commitment to R&D and innovation.

WEATHER RADAR

"All of the awards and commendations for our MultiScan radar have been nice, but our real satisfaction comes from knowing that pilots can clearly see weather hazards out to 320 nautical miles from the aircraft and avoid the potential danger posed by those storms. And we continually strive to improve MultiScan with the latest advancements to make flying even safer."

ROY ROBERTSON
Principal Systems Engineer
Surveillance Systems







DISPLAY SYSTEMS ENGINEERING

"We are always looking for ways to apply developments across multiple product offerings. The Eye HUD has allowed us to capitalize on research and development investment from previous helmet programs to develop a cost-effective, reliable solution that will meet a critical need for the warfighter."

ROBIN CORWIN
Director
Tactical Display Systems

SURFACE MOBILITY SYSTEMS

"The development of the Soldier Digital Assistant is a great example of how Rockwell Collins engineers are constantly looking at ways we can meet the military's immediate needs. By combining radio communications with our Defense Advanced GPS Receivers, we were able to develop a solution that increases warfighter safety. And we delivered the first several units to the customer within months of the product's inception."

RANDY RANSOM
Systems Engineer
Sensor Systems

AS WE LOOK TO 2006 we expect our market segments to remain strong. The Commercial market segment is in the early stages of full recovery and as long as global threats to freedom and security remain high, the Government market segment should continue to see modest levels of growth.

We believe we are positioned extremely well to sustain a higher-than-average level of organic revenue growth in both Government Systems and Commercial Systems.

Our confidence is a result of strong positioning within our core market segments, consistently delivering on promises, and our ability to win an increasing share of future business. When you consider program positions already won that will begin transitioning into production over the next few years, the future does indeed appear bright.

Despite the success I have reported and my optimism for the upcoming year, I want to assure you that we are not satisfied with maintaining the status quo. There is much to accomplish.

We continue to push for operational excellence, further streamlining our processes and optimizing the advantages delivered through our integrated business model. We are constantly evaluating growth opportunities, whether it is developing new systems, products, or technology; growing our share in current markets; expanding into new areas; or acquiring complementary technology.

We have strategies in place that allow us to attract and retain a diverse workforce of talented and motivated people and we are providing the rewards and opportunities that recognize them for their contributions to our success.

Above all, we are focused on our vision to become the most trusted source of communication and aviation electronic solutions. That focus will best allow us to continue delivering the level of performance our customers and shareowners have come to expect from Rockwell Collins.



CLAYTON M. JONES

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

FINANCIALS

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto as well as our Annual Report on Form 10-K for the year ended September 30, 2005 filed with the Securities and Exchange Commission (SEC). The following discussion and analysis contains forward-looking statements and estimates that involve risks and uncertainties. Actual results could differ materially from these estimates. Factors that could cause or contribute to differences from estimates include those discussed under "Cautionary Statement" below and under "Certain Business Risks" in our Annual Report on Form 10-K for the year ended September 30, 2005.

Prior to 2004, we operated on a fiscal year basis with the fiscal year ending on September 30. Beginning with the 2004 fiscal year, we changed to a 52/53 week fiscal year ending on the Friday closest to September 30. For ease of presentation, September 30 is utilized consistently throughout this report to represent the fiscal year end date. All date references contained herein relate to our fiscal year unless otherwise stated.

OVERVIEW AND OUTLOOK

Our 2005 results reflect the continuing strength of both our Commercial Systems and Government Systems businesses. Our Government Systems business continued its strong sales growth as increases in the U. S. defense budget have driven higher demand for our government-related products. Our Commercial Systems business also continued its strong sales growth as the commercial aerospace market continues to recover. More importantly, these increased sales volumes were the catalyst for even stronger profitability improvements in 2005. Our earnings in 2005 benefited from strategic cost containment and operational efficiency initiatives we began putting in place several years ago aimed at optimizing our infrastructure, our core processes, and how we interact with our customers and our suppliers. Examples of these strategic actions include:

> We use Lean Electronics℠ as our comprehensive methodology to provide value to our customers and our shareowners. We believe the concepts of Lean Electronics℠ have eliminated waste within our company and have made us more efficient. By focusing our efforts on key Lean Electronics ℠ goals throughout the company in areas such as customer acceptance, on-time delivery, and manufacturing cycle time, we have been able to contain costs, satisfy our customers, and grow sales.

> During 2005, we began to see the benefits of the first full year of our Life Cycle Value Stream Management initiative. Life Cycle Value Stream Management has transformed how we do business by focusing accountability for planning and execution throughout the entire life cycle of our products, making our businesses more efficient, effective and competitive, so that we are better able to serve our customers, provide returns to our shareowners, and generate opportunities for our employees.

> Successful deployment of our enterprise resource planning system has provided capabilities that improve inventory management and standardize processes, as well as enabling our businesses to more fully utilize our shared services infrastructure. The efficiencies built into our shared services infrastructure, which includes such areas as engineering, finance, information technology, human resources, and other general corporate activities, has provided the company with the ability to grow sales volume without experiencing the same growth in employee and facility costs.

Financial highlights for 2005 include:
Total company sales increased to $3.45 billion, or 18 percent from 2004, with our Government and Commercial Systems businesses contributing equally to this rate of growth. Excluding incremental revenues provided by our NLX (renamed Rockwell Collins Simulation and Training Solutions) and TELDIX GmbH (TELDIX) acquisitions, organic sales growth was 15 percent.

Earnings per share increased 32 percent to $2.20. The combination of higher revenues and our ongoing cost containment and operational efficiency initiatives translated into a profitability growth rate more than double that of our rate of organic revenue growth.

Operating cash flow increased by 44 percent to $574 million, or 145 percent of net income. This strong operating cash flow and our solid balance sheet provided us with ample resources to execute upon our capital deployment strategy of making strategic business acquisitions and returning value to our shareowners through share repurchases and cash dividends:

- We repurchased 10.6 million shares of our common stock for $498 million.
- We paid dividends to shareowners totaling $85 million.
- We acquired TELDIX, a provider of military aviation products and services based in Heidelberg, Germany, for $19 million.

Looking forward to 2006, we believe we are well positioned to generate a third consecutive year of double-digit revenue growth. Despite the dampening impact of expensing stock compensation costs for the first time and defined benefit pension costs that are expected to more than double from 2005, we expect our rate of earnings growth to once again exceed our revenue growth rate. Highlights of our 2006 earnings guidance are as follows:

- Total sales in the range of $3.8 billion to $3.9 billion, or about a 12 percent increase over 2005.
- Diluted earnings per share in the range of $2.45 to $2.55, or about a 14 percent increase over 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- Cash provided by operating activities of approximately $500 million.
- Capital expenditures of approximately $140 million; or about 3.6 percent of total sales.
- Total company and customer-funded research and development expenditures of approximately $690 million, or about 18 percent of total sales.

See the following operating segment sections for further discussion of 2005 and anticipated 2006 segment results.

RESULTS OF OPERATIONS

The following management discussion and analysis of results of operations is based on reported financial results for 2003 through 2005 and should be read in conjunction with our consolidated financial statements and the notes thereto.

Consolidated Financial Results

[SALES]

(dollars in millions)	2005	2004	2003
Domestic	$ 2,312	$ 1,957	$ 1,667
International	1,133	973	875
Total	$ 3,445	$ 2,930	$ 2,542
Percent increase	18%	15%	

Total sales in 2005 increased 18 percent to $3,445 million compared to 2004. TELDIX, acquired on March 31, 2005, provided $51 million of incremental sales, or about 2 percentage points of the total sales growth. Rockwell Collins Simulation and Training Solutions, acquired on December 1, 2003, provided $21 million of incremental sales, or about 1 percentage point of the total sales growth. The remainder of the sales increase resulted from 17 percent organic revenue growth in our Commercial Systems business and 13 percent organic revenue growth in our Government Systems business. Domestic sales growth was driven by continued strong demand from the U.S. government for defense related products and the continuing recovery of the commercial aerospace market, which resulted in increased sales of commercial avionics products and services. International sales growth was due to the continuing global recovery of the commercial aerospace market and the acquisition of TELDIX.

Total sales in 2004 increased $388 million, or 15 percent, compared to 2003. Our Rockwell Collins Simulation and Training Solutions acquisition accounted for $105 million of this sales increase, or about 4 percentage points of the total sales growth. Excluding our Rockwell Collins Simulation and Training Solutions acquisition, total sales increased $283 million in 2004, an organic growth rate of 11 percent over 2003. Domestic sales growth was driven by strong demand from the U.S. government for defense related products and the beginning of a recovery in the commercial aerospace market, which resulted in increased sales of commercial avionics products and services. International sales growth was also due primarily to the beginning of a recovery in the commercial aerospace market.

[COST OF SALES]

Total cost of sales is summarized as follows:

(dollars in millions)	2005	2004	2003
Total cost of sales	$ 2,502	$ 2,144	$ 1,866
Percent of total sales	72.6%	73.2%	73.4%

Cost of sales consists of all costs incurred to design and manufacture our products and includes research and development, raw material, labor, facility, product warranty and other related expenses. The improvement in cost of sales as a percentage of total sales in 2005 in comparison to 2004 is due primarily to higher sales combined with our continued focus on cost containment and operational efficiency initiatives, partially offset by the $15 million write-off of certain indefinite-lived Kaiser tradenames, higher employee incentive compensation costs, and the impact of incremental lower margin revenues from our TELDIX and Rockwell Collins Simulation and Training Solutions acquisitions.

The improvement in cost of sales as a percentage of total sales in 2004 in comparison to 2003 is due to increasing sales volumes combined with our continued focus on containing cost growth, partially offset by increases in payroll, incentive compensation, and pension expenses as well as lower margins generated from development contracts and the Rockwell Collins Simulation and Training Solutions business acquired in early 2004.

Research and development (R&D) expense is included as a component of cost of sales and is summarized as follows:

(dollars in millions)	2005	2004	2003
Customer-funded	$ 348	$ 327	$ 259
Company-funded	243	218	216
Total	$ 591	$ 545	$ 475
Percent of total sales	17%	19%	19%

R&D expense consists primarily of payroll-related expenses of employees engaged in research and development activities, engineering related product materials and equipment, and subcontracting costs. Total research and development expense increased $46 million, or 8 percent, from 2004 to 2005. Total research and development expense as a percent of sales decreased to 17 percent in 2005 from 19 percent in 2004 and 2003, primarily due to the significant increases in sales volume in 2005. The company-funded portion of research and development expense increased $25 million in 2005 from 2004 primarily due to increased spending on the ARJ-21 regional jet and Boeing 787 programs. The customer-funded portion of research and development expense has increased over the past two years primarily due to several defense-related programs that are in their development phases, including Joint Tactical Radio System (JTRS) and the Future Combat Systems (FCS) programs. Looking forward to 2006, total research and development expense is expected to be about 18 percent of sales, or approximately $690 million, of which about 11 percentage points are expected to relate to customer-funded initiatives. Significant areas of spending in 2006 are expected to include the Boeing 787, JTRS, and FCS programs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[SELLING, GENERAL AND ADMINISTRATIVE EXPENSES]

(dollars in millions)	2005	2004	2003
Selling, general and administrative expenses	$ 402	$ 356	$ 341
Percent of total sales	11.7%	12.2%	13.4%

Selling, general and administrative (SG&A) expenses consist primarily of personnel, facility, and other expenses related to employees not directly engaged in manufacturing, research or development activities. These activities include marketing and business development, finance, legal, information technology, and other administrative and management functions. SG&A expenses increased $46 million in 2005 as compared to 2004, due primarily to higher payroll and incentive compensation expenses as well as our acquisition of TELDIX. When measured as a percentage of sales, SG&A expenses in 2005 decreased to 11.7 percent as compared to 12.2 percent in 2004 as the continued growth in sales volume outpaced the increase in SG&A expenses as a result of cost containment and operational efficiency initiatives, partially offset by higher employee incentive compensation costs.

SG&A expenses increased $15 million in 2004 compared to 2003, due primarily to higher payroll, incentive compensation, and pension expenses as well as our acquisition of Rockwell Collins Simulation and Training Solutions. When measured as a percentage of sales, SG&A expenses in 2004 decreased to 12.2 percent as compared to 13.4 percent in 2003 as the growth in sales volume outpaced the increase in SG&A expenses.

[INTEREST EXPENSE]

(in millions)	2005	2004	2003
Interest expense	$ 11	$ 8	$ 3

On November 20, 2003, we issued $200 million of 4.75 percent fixed rate unsecured debt due December 1, 2013. The proceeds were used primarily to fund our pension plan and our acquisition of Rockwell Collins Simulation and Training Solutions. Interest expense increased slightly in 2005 compared to 2004 due to a full year of the outstanding long-term debt, slightly offset by lower average short-term borrowings. This $200 million debt issuance is the primary reason for the increased interest expense in 2004 as compared to 2003, slightly offset by lower average short-term borrowings.

[OTHER INCOME, NET]

(in millions)	2005	2004	2003
Other income, net	$ (17)	$ (8)	$ (36)

For information regarding the fluctuations in other income, net, see Note 15 in the consolidated financial statements.

[INCOME TAX EXPENSE]

(dollars in millions)	2005	2004	2003
Income tax expense	$ 151	$ 129	$ 110
Effective income tax rate	27.6%	30.0%	30.0%

The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2005	2004	2003
Statutory tax rate	35.0%	35.0%	35.0%
Research and development credit	(3.9)	(2.4)	(3.6)
Extraterritorial income exclusion	(2.9)	(2.3)	(2.3)
State and local income taxes	1.4	(0.1)	1.5
Resolution of pre-spin deferred tax matters	(1.9)	—	—
Other	(0.1)	(0.2)	(0.6)
Effective income tax rate	27.6%	30.0%	30.0%

The difference between our effective tax rate and the statutory tax rate is primarily the result of the tax benefits derived from the Research and Development Tax Credit ("R&D Tax Credit"), which provides a tax benefit on certain incremental R&D expenditures, the Extraterritorial Income Exclusion ("ETI"), which provides a tax benefit on export sales, and the resolution of pre-spin deferred tax matters. Including the R&D Tax Credit and ETI, we currently expect our effective income tax rate to be approximately 30 percent in 2006.

In October 2004, the Working Families Tax Relief Act of 2004 was signed into law and extended the R&D Tax Credit through December 31, 2005 on a retroactive basis back to June 30, 2004. As a result, our effective income tax rate for 2005 incudes a R&D Tax Credit for 15 months of qualified R&D expenditures incurred between June 30, 2004 and September 30, 2005, while 2004 includes 9 months of the R&D tax credit. Assuming the R&D Tax Credit or a tax benefit equivalent to the R&D Tax Credit is not extended beyond December 31, 2005, a loss of the R&D Tax Credit would have an adverse impact on our effective tax rate beginning in 2006.

In October 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act repeals and replaces the ETI with a new deduction for income generated from qualified production activities by U.S. manufacturers. The ETI export tax benefit will be phased out through fiscal 2007. For fiscal 2007 and thereafter, we are evaluating the impact of the ETI replacement legislation regarding the new deduction for income generated from qualified production activities by domestic manufacturers. As a result, the ETI repeal and replacement under the Act is not expected to have a significant impact on our effective income tax rate in 2006, however, the Act may have an adverse impact on our effective tax rate for years beyond 2006.

The Act also provides for a special one-time deduction of 85 percent of certain foreign earnings repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. Based on the guidance provided from the IRS to date, we have completed our evaluation of the merits of repatriating funds under the Act as of September 30, 2005. We plan to repatriate approximately $100 million of unremitted non-U.S. earnings in 2006 in accordance with the provisions

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

of the Act. Prior to the completion of this evaluation, we had not provided for income taxes on unremitted earnings generated by non-U.S. subsidiaries given our intent to permanently invest these earnings abroad. As a result, we recorded a $2 million tax liability in 2005 for the funds expected to be repatriated pursuant to the provisions of the Act.

[NET INCOME AND DILUTED EARNINGS PER SHARE]

(dollars and shares in millions, except per share amounts)	2005	2004	2003
Net income	$ 396	$ 301	$ 258
Net income as a percent of sales	11.5%	10.3%	10.1%
Diluted earnings per share	$ 2.20	$ 1.67	$ 1.43
Weighted average diluted common shares	180.2	180.0	180.1

Net income in 2005 increased 32 percent to $396 million, or 11.5 percent of sales, from net income in 2004 of $301 million, or 10.3 percent of sales. Diluted earnings per share also increased 32 percent in 2005 to $2.20, compared to $1.67 in 2004. These increases were due primarily to higher sales volumes coupled with cost containment and operational efficiency initiatives. In addition, the items affecting comparability between 2005 and 2004 are detailed below.

Net income in 2004 increased 17 percent to $301 million, or 10.3 percent of sales, from net income in 2003 of $258 million, or 10.1 percent of sales. Diluted earnings per share also increased 17 percent in 2004 to $1.67, compared to $1.43 in 2003. Incremental margins contributed by the higher sales volumes along with continuing cost containment initiatives combined to produce these increases, partially offset by the impact of the items affecting comparability in 2004 and 2003 as detailed below.

[ITEMS AFFECTING COMPARABILITY]

Net income and diluted earnings per share were impacted by the items affecting comparability summarized in the table below. The identification of these items is important to the understanding of our results of operations.

(dollars in millions, except per share amounts)	2005	2004	2003
Tradenames write-off [a]	$ (15)	$ —	$ —
Contract dispute settlement [b]	—	7	—
Insurance settlements	—	5	—
Loss on equity investment [c]	—	(7)	—
Gain on life insurance reserve fund [d]	—	—	20
Impact on income before income taxes	(15)	5	20
Impact on income tax provision	5	(2)	(8)
Resolution of pre-spin deferred tax matters [e]	10	—	—
Impact on net income	$ —	$ 3	$ 12
Impact on diluted earnings per share	$ —	$.02	$ .07
Net income as a percent of sales, excluding the above items	11.5%	10.2%	9.7%

a The tradenames write-off relates to certain indefinite-lived Kaiser tradenames (see Note 7 in the consolidated financial statements).
b The contract dispute settlement gain relates to the resolution of a legal matter from a divested business.
c The loss on equity investment relates to our investment in Tenzing (see Note 8 in the consolidated financial statements).
d The gain on life insurance reserve fund relates to a favorable tax ruling from the Internal Revenue Service regarding an over-funded life insurance reserve trust fund. The ruling allowed us to use funds from the trust to pay for other employee health and welfare benefits without incurring an excise tax.
e The resolution of pre-spin deferred tax matters relates to certain deferred tax matters that existed at the time of our spin-off in 2001 (see Note 16 in the consolidated financial statements).

Segment Financial Results

GOVERNMENT SYSTEMS

Overview and Outlook Our Government Systems business supplies defense communications and defense electronics systems and products, which include subsystems, navigation and displays, to the U.S. Department of Defense, other government agencies, civil agencies, defense contractors and foreign Ministries of Defense. The short and long-term performance of our Government Systems business is affected by a number of factors, including the amount and prioritization of defense spending by the U.S. and non-U.S. governments, which are generally based on the underlying political landscape, security environment and budgetary considerations.

The past few years have seen significant increases in the U.S. defense budget that have driven higher demand for the systems and products supplied by our Government Systems business. More importantly, an increasing amount of the U.S. defense budget is being allocated to transformation and modernization activities that are focused on increasing capabilities in such areas as network centric operations, transformational defense communications, situational awareness, precision guided munitions, signals intelligence, and surveillance. Many of the technologies that are required to achieve these transformation and modernization objectives overlap with our core competencies and product offerings. Key program wins over the past few years that have validated our strengths in these areas include Clusters One, Five, and AMF (Airborne and Maritime/Fixed) of the JTRS program; certain positions on the JSF program; the integrated computer system for the FCS program; defense advanced GPS receivers (DAGRs) primarily for U.S. Army ground forces; displays, simulation, and integrated avionics systems for various military helicopter programs, including the Sikorsky S-92 Canadian Maritime Helicopter program; prime contractor positions for providing upgraded and modernized network infrastructure and cryptographic equipment for the Ground Element Minimum Essential Emergency Communications Network System (GEMS) program; and mission avionics for the E-6B systems upgrade program.

Looking ahead, we expect that the overall U.S. defense budget growth rate will likely begin to moderate beginning with the 2006 budget year; however, we believe that military transformation and modernization will remain a high priority of the U.S. military and the portion of the defense budget allocated to such initiatives will remain strong. We believe that this budgetary backdrop, combined with our key positions on major programs, some of which are expected to enter into full-rate production before the end of the decade, will drive continued growth in our Government Systems business. Risks affecting future performance of our Government Systems business include, but are not limited to, the potential impacts of geopolitical events, the overall funding and prioritization

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

of the U.S. defense budget, and our ability to develop products and execute on programs pursuant to contractual requirements.

Specifically related to 2006, we expect Government Systems' sales to increase in the range of 14 to 16 percent due primarily to increased sales in the following areas currently receiving higher military funding priority:

- Network centric and transformational defense communications programs
- Navigational products and systems
- Displays and integrated avionics systems for helicopter upgrade and production programs

Two to three percentage points of Government Systems' revenue growth in 2006 is expected to result from incremental revenues from the TELDIX business acquired in March of 2005. We also anticipate maintaining operating margins in the range of 18 to 19 percent as the positive impact of increased revenues, cost containment and operating efficiencies, and an expected reduction in employee incentive compensation costs is expected to be offset by the impact of higher pension costs and a full year of lower margin TELDIX revenues. The impact of stock compensation expense is not included in our anticipated segment operating margins as our definition of segment operating earnings will exclude stock compensation expense.

[GOVERNMENT SYSTEMS' SALES]

The following table represents Government Systems' sales by product category:

(dollars in millions)	2005	2004	2003
Defense electronics	$ 1,232	$ 956	$ 767
Defense communications	578	579	503
Total	$ 1,810	$ 1,535	$ 1,270
Percent increase	18%	21%	

Defense electronics sales increased $276 million, or 29 percent, in 2005 compared to 2004. TELDIX, acquired on March 31, 2005, and Rockwell Collins Simulation and Training Solutions, acquired on December 1, 2003, provided $51 million and $21 million, respectively, or a total of 8 percentage points of this sales growth. Defense electronics organic sales increased $204 million, or 21 percent, in 2005 compared to 2004. This sales growth is due primarily to higher revenues from the following:

- Electronics systems upgrades for fixed-wing aircraft and U.S. Army, Navy and Special Operations Forces helicopter programs
- Global positioning system equipment programs
- U. S. Army helicopter simulator programs

Defense communications sales decreased $1 million in 2005 compared to 2004. This decline in sales is attributable to higher sales of ARC-210 radios, which were more than offset by lower revenues primarily related to the completion of certain legacy data link projects, including the Swedish RA-90 program, as demand for data link capabilities shifts to advanced data link products.

Defense electronics sales increased $189 million, or 25 percent, in 2004 compared to 2003. Our acquisition of Rockwell Collins Simulation and Training Solutions in December 2003 contributed $105 million of this sales increase. Excluding our Rockwell Collins Simulation and Training Solutions acquisition, defense electronics sales increased $84 million, or 11 percent, in 2004 compared to 2003. This sales increase resulted from a continuation of ongoing defense transformation and modernization initiatives by the U.S. government, including initiating deliveries under the DAGR program, higher development contract sales on the JSF and FCS programs, as well as higher C-130 aircraft retrofit program sales.

Defense communications sales increased $76 million, or 15 percent, in 2004 compared to 2003. The sales increase was due to higher development contract sales on JTRS and advanced communications programs, as well as higher ARC-210/220 radio sales.

[GOVERNMENT SYSTEMS' SEGMENT OPERATING EARNINGS]

(dollars in millions)	2005	2004	2003
Segment operating earnings	$ 328	$ 282	$ 250
Percent of sales	18.1%	18.4%	19.7%

Government Systems' operating earnings increased $46 million, or 16 percent, in 2005 compared to 2004 due primarily to increased sales volume. Government Systems' operating earnings as a percent of sales for 2005 was 18.1 percent compared with 18.4 percent for 2004. Operating margins were impacted by cost containment and operational efficiency initiatives offset by increased employee incentive compensation costs and incremental lower margin sales from Rockwell Collins Simulation and Training Solutions and TELDIX.

Government Systems' operating earnings increased $32 million, or 13 percent, in 2004 compared to 2003 due primarily to increased sales volumes. The decrease in operating earnings as a percent of sales in 2004 compared to 2003 is primarily the result of lower margin sales from Rockwell Collins Simulation and Training Solutions as well as increased sales from lower margin development contracts such as those for the JTRS, JSF, and FCS programs. These decreases were partially offset by incurring lower company-funded R&D and lower operating expenses as a percent of sales as the growth in sales volume outpaced the moderate growth in marketing and other operating expenses.

COMMERCIAL SYSTEMS

Overview and Outlook Our Commercial Systems business is a supplier of aviation electronics to customers located throughout the world. The customer base is comprised of original equipment manufacturers (OEMs) of commercial air transport, regional and business aircraft, commercial airlines, fractional operators and business jet operators. The near and long-term performance of our Commercial Systems business is impacted by general worldwide economic health, commercial airline flight hours, the financial condition of airlines worldwide, as well as corporate profits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Following two years of weak industry conditions, in 2004 we entered the initial phases of the recovery of the commercial aerospace market as evidenced by airlines around the world adding aircraft back into their fleets, increasing aircraft utilization, and making improvements in profitability. Improving economic conditions, corporate profitability, and stimulus provided by bonus depreciation accelerated the original equipment manufacturer aircraft production rates. In 2005, the commercial aerospace market recovery strengthened as evidenced by the first year of higher year-over-year rates of production of air transport aircraft by original equipment manufacturers Boeing and Airbus since 2001. In addition, the market for new business jets and aftermarket activities remained robust as improving economic conditions, corporate profitability, and airline profitability in certain segments of the airline industry, combined with certain regulatory mandate programs reaching their anticipated effective dates, continued to fuel demand in these market areas. Following several years of strong demand, production rates for regional jets turned lower due primarily to saturation for 50-seat capacity aircraft.

We believe the recovery of the current commercial aerospace market cycle, as defined by year-over-year increases in production rates of new air transport aircraft, will continue for an additional 2 to 4 years, and will also be accompanied by annual mid-single digit rates of growth in aircraft flight hours. Risks to the commercial aerospace market include, among other things, the occurrence of an unexpected geopolitical event that could have a significant impact on demand for air travel and airline demand for new aircraft; the potential ramifications of the negative impact that the current high level of fuel prices are having on the profitability of our airline and other aircraft operator customers; and the continued poor financial condition of certain major U.S. airlines, some of which continue to operate while under the protection of bankruptcy regulations. Risks related to our ability to capitalize on the commercial aerospace market recovery and attain our stated enterprise long-term growth targets include, among other things, our ability to develop products and execute on programs pursuant to contractual requirements, such as the development of systems and products for the Boeing 787 and business jet OEMs, and the development and market acceptance of our Information Management products and systems.

Looking forward to 2006, we expect Commercial Systems' sales to increase 7 to 9 percent over 2005. Market dynamic assumptions and company specific actions that are expected to positively impact Commercial Systems revenues in 2006 are:

- Combined production rates for new air transport and business aviation aircraft are expected to increase by about 25 percent.
- New product offerings and improving global economic conditions are anticipated to drive increased avionics retrofit activity.
- Anticipated 5 to 6 percent growth in global airline flight hours, as well as anticipated growth in our out-of-warranty installed base, will generate higher service and support activity.

These positive factors are expected to be partially offset by:

- Lower production rates of 50-seat regional jets that will more than offset anticipated higher production quantities of new higher capacity regional jet aircraft, resulting in an approximate 15 percent reduction in regional jet production rates.
- An approximate $40 million reduction in revenues relating to the expiration and delay of certain regulatory mandate programs.
- Lower in-flight entertainment (IFE) system sales resulting from the continued focus of this business on enhancing its current generation IFE systems and fully supporting its customer base, coupled with a decision to forego investing in next-generation wide-body IFE systems.

Commercial Systems segment operating margins are expected to increase for a third consecutive year and be in the range of 19 to 20 percent as the positive impact of the combination of increased revenues, cost containment and operational efficiency initiatives and an expected reduction in employee incentive compensation costs should more than offset the impact of higher pension and research and development costs. The impact of stock compensation expense is not included in our anticipated operating margins as our definition of segment operating earnings will exclude stock compensation expense.

[COMMERCIAL SYSTEMS' SALES]

The following table represents Commercial Systems' sales by product category:

(dollars in millions)	2005	2004	2003
Air transport aviation electronics	$ 911	$ 798	$ 746
Business and regional jet aviation electronics	724	597	526
Total	$ 1,635	$ 1,395	$ 1,272
Percent increase	17%	10%	

Air transport aviation electronics sales increased $113 million, or 14 percent, in 2005 compared to 2004. This increase is due primarily to higher sales to airlines and air transport OEMs in support of higher new aircraft production rates as well as strong growth in demand for retrofit and service and support activity. Business and regional aviation electronics sales increased $127 million, or 21 percent, in 2005 compared to 2004. This sales growth is due primarily to significantly higher sales to business jet OEMs and higher aftermarket revenues that more than offset the impact of lower regional jet OEM sales.

Air transport aviation electronics sales increased $52 million, or 7 percent, in 2004 compared to 2003. This increase was due primarily to year-over-year growth in global flight hours combined with improving airline profitability in some areas of the world. These factors led to higher aftermarket activity, while original equipment sales to air transport OEM's and airline customers were approximately flat. Business and regional aviation electronics sales increased $71 million, or 13 percent, in 2004 compared to 2003. This sales growth was due primarily to improved aircraft utilization

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and corporate profitability which led to higher aftermarket and business jet OEM customer sales, while sales to regional jet OEMs declined as production rates of 50-seat capacity jets began to slow.

The following table represents Commercial Systems' sales based on the type of product or service:

(dollars in millions)	2005	2004	2003
Aftermarket	$ 857	$ 738	$ 639
Original equipment	778	657	633
Total	$ 1,635	$ 1,395	$ 1,272

Aftermarket sales increased $119 million, or 16 percent, in 2005 compared to 2004 as a result of increased service and support activity and stronger demand for avionics retrofit applications and aircraft modification programs. Original equipment sales increased $121 million, or 18 percent, in 2005 compared to 2004 as higher sales to business jet OEMs and air transport airlines and OEMs in support of higher new aircraft production rates were partially offset by the impact of lower sales to regional jet OEMs and an anticipated shift of in-flight entertainment revenues from original equipment line-fit to aftermarket retrofit installations.

Aftermarket sales increased $99 million, or 15 percent, in 2004 compared to 2003 as a result of increased service and support activity and stronger demand for avionics retrofit applications. Original equipment sales increased $24 million, or 4 percent, in 2004 compared to 2003, as higher sales to business jet OEMs more than offset flat air transport OEM sales and a decrease in regional jet OEM sales as production rates of 50-seat capacity jets began to slow.

[COMMERCIAL SYSTEMS' SEGMENT OPERATING EARNINGS]

(dollars in millions)	2005	2004	2003
Segment operating earnings	$ 296	$ 200	$ 137
Percent of sales	18.1%	14.3%	10.8%

Commercial Systems' operating earnings increased $96 million, or 48 percent, to $296 million, or 18.1 percent of sales, compared to $200 million, or 14.3 percent of sales, in 2004. These significant increases were due primarily to the combination of increased sales volume, including higher margin aftermarket revenues, and cost containment and operational efficiency initiatives, which more than offset higher research and development and employee incentive compensation costs.

Commercial Systems' operating earnings increased 46 percent, or $63 million, in 2004 compared to 2003. In addition, operating earnings as a percentage of sales increased from 10.8 percent in 2003 to 14.3 percent in 2004. The higher sales volume combined with the effects of cost containment and productivity improvement initiatives were the primary factors contributing to the improvement in 2004 over 2003. In addition, improving in-flight entertainment profitability as a result of lower product warranty costs and lower contract loss reserves contributed to the improvement.

[GENERAL CORPORATE, NET]

(in millions)	2005	2004	2003
General corporate, net	$ (55)	$ (47)	$ (20)

Increase in general corporate, net in 2005 over 2004 is due primarily to higher employee incentive compensation costs as well as a net $5 million increase from the absence of Items Affecting Comparability in 2004 detailed above, including the contract dispute settlement, insurance settlements, and loss on equity investment.

Increase in general corporate, net in 2004 over 2003 is due primarily to the following:

- The absence of a $20 million gain on life insurance reserve fund from 2003 (see Items Affecting Comparability above)
- Loss on Tenzing equity investment of $7 million (see Items Affecting Comparability above)
- Higher incentive compensation and pension costs

These items were partially offset by:

- Gain on contract dispute settlement of $7 million (see Items Affecting Comparability above)
- Gain on insurance settlements of $5 million (see Items Affecting Comparability above)

Retirement Plans

Net benefit expense for pension benefits and other retirement benefits is as follows:

(in millions)	2005	2004	2003
Pension benefits	$ 31	$ 31	$ 20
Other retirement benefits	1	19	19
Net benefit expense	$ 32	$ 50	$ 39

Pension Benefits We provide pension benefits to most of our employees in the form of defined benefit pension plans. Over the past few years, the cost of providing retirement benefits under a defined benefit structure has become increasingly volatile due to falling discount rates and the volatility in the stock market. In response, we made significant contributions to our pension plans and amended our U.S. qualified and non-qualified pension plans in 2003 covering all salary and hourly employees not covered by collective bargaining agreements to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. Concurrently, we plan to replace this benefit by supplementing our existing defined contribution savings plan to include an additional company contribution effective October 1, 2006. We believe this new benefit structure will achieve our objective of providing benefits that are both valued by our employees and whose costs and funding requirements are more consistent and predictable over the long term.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Pension expense for the years ended September 30, 2005, 2004, and 2003 was $31 million, $31 million, and $20 million, respectively. Decreases in the funded status of our pension plans in prior years drove these increases in pension expense, with pension expense in 2005 and 2004 partially benefiting from the 2003 plan amendment. During 2005, the funded status of our pension plans decreased to a deficit of $681 million at September 30, 2005 from a deficit of $386 million at September 30, 2004, due primarily to a decrease in the discount rate used to measure our pension obligations from 6.25 percent to 5.3 percent, higher than anticipated pensionable earnings, and the addition of $41 million in unfunded pension obligations related to our acquisition of TELDIX. We expect pension expense to increase to $70 million in 2006, which reflects the impact of the decline in the funded status of our pension plans.

Our objective with respect to the funding of our pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, we will fund our pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant. We believe our strong financial position continues to provide us the opportunity to make discretionary contributions to our pension fund without inhibiting our ability to pursue other strategic investments.

Other Retirement Benefits We provide retiree medical and life insurance benefits to substantially all of our employees. We have undertaken two major actions over the past few years with respect to these benefits that have lowered both the current and future costs of providing these benefits:

- In July of 2002, the pre-65 and post-65 retiree medical plans were amended to establish a fixed contribution to be paid by the company. Additional premium contributions will be required from participants for all costs in excess of this fixed contribution amount. This amendment has eliminated the risk to our company related to health care cost escalations for retiree medical benefits going forward as additional contributions will be required from retirees for all costs in excess of our fixed contribution amount.
- As a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, we amended our retiree medical plans on June 30, 2004 to discontinue post-65 prescription drug coverage effective January 1, 2008. Upon termination of these benefits, post-65 retirees will have the option of receiving these benefits through Medicare. On average, we expect that the prescription drug benefit to be provided by Medicare will be better than the benefit provided by our current post-65 drug plan as a result of the fixed contribution plan design implemented in 2002.

Other retirement benefits expense for the years ended September 30, 2005, 2004, and 2003 was $1 million, $19 million, and $19 million, respectively. The decrease in other retirement benefits expense in 2005 was due primarily to the major actions discussed above. We expect to generate income related to other retirement benefits of approximately $2 million in 2006, due primarily to the actions discussed above.

FINANCIAL CONDITION AND LIQUIDITY

Cash Flow Summary

Our ability to generate significant cash flow from operating activities coupled with our access to the credit markets enables our company to execute our growth strategies and return value to our shareowners. During 2005, significant cash expenditures aimed at future growth and enhanced shareowner value were as follows:

- $498 million of share repurchases
- $111 million of property additions
- $85 million of dividend payments
- $19 million for the acquisition of TELDIX

[OPERATING ACTIVITIES]

(in millions)	2005	2004	2003
Cash provided by operating activities	$ 574	$ 399	$ 371

The increase in cash flows provided by operating activities of $175 million in 2005 compared to 2004 was principally due to the following items:

- Increase in net income of $95 million
- Lower incremental inventory growth of $23 million, principally due to working capital management initiatives
- Higher tax benefits from employee stock option exercises of $20 million
- Lower pension plan contributions of $18 million

These increases in cash provided by operating activities in 2005 compared to 2004 were partially offset by an increase in receivables due to higher sales volumes and due to a customer withholding payments of $36 million as a result of performance related matters on an in-flight entertainment contract. We expect these performance matters will be remedied and the past due receivable balance will be paid during fiscal 2006.

The increase in cash flows provided by operating activities of $28 million in 2004 compared to 2003 is attributed primarily to cash flows from increased sales volumes and working capital initiatives.

[INVESTING ACTIVITIES]

(in millions)	2005	2004	2003
Cash used for investing activities	$ (134)	$ (228)	$ (68)

The decrease in cash used for investing activities was primarily due to $126 million of net cash paid for the Rockwell Collins Simulation and Training Solutions acquisition in December 2003, partially offset by $19 million of net cash paid for the TELDIX acquisition completed in March 2005. Capital expenditures increased to $111 million in 2005 from $92 million in 2004. We expect capital expenditures for 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

to be approximately $140 million. Demand for new test equipment to support new programs is the primary driver of this expected increase.

The increase in cash used for investing activities of $160 million from 2003 to 2004 is due primarily to the $126 million acquisition of Rockwell Collins Simulation and Training Solutions and increases in expenditures for capital and intangible assets of $34 million to support upcoming programs.

[FINANCING ACTIVITIES]

(in millions)	2005	2004	2003
Cash used for financing activities	$ (487)	$ (37)	$ (279)

The increase in cash used for financing activities in 2005 over 2004 is primarily due to an increase in treasury stock repurchases of $319 million as well as the absence of $198 million in long-term debt borrowings, partially offset by the absence of $42 million in short-term borrowing repayments and an increase of $41 million in proceeds received from the exercise of stock options.

The decrease in cash used for financing activities in 2004 compared to 2003 is due primarily to $198 million in proceeds from long-term debt and lower payments on commercial paper borrowings, partially offset by increased treasury stock repurchases. Proceeds from long-term debt were used primarily to fund our pension plan and our acquisition of Rockwell Collins Simulation and Training Solutions.

Share Repurchase Program Strong cash flow from operations provided funds for repurchasing our common stock under our share repurchase program as follows:

(in millions, except per share amounts)	2005	2004	2003
Amount of share repurchases	$ 498	$ 179	$ 154
Number of shares repurchased	10.6	5.8	6.8
Weighted average price per share	$ 47.20	$ 31.16	$ 22.56

On August 16, 2005, we entered into accelerated share repurchase agreements with an investment bank under which we repurchased 4 million shares of our outstanding common shares. See Note 18 in the consolidated financial statements for further discussion of these agreements.

We plan to continue repurchasing shares of our common stock up to the amount approved by our Board of Directors as our cash flow allows. As of September 30, 2005, we can repurchase up to $66 million in additional shares under our current Board of Directors authorization, although the Board of Directors may in its discretion authorize additional repurchases. Historically, we have executed share repurchases when cash flow from operations is not being used for other investing or financing activities, such as acquisitions or short-term debt reduction.

Dividends We declared and paid cash dividends of $85 million, $69 million, and $64 million in 2005, 2004, and 2003, respectively. The increase in cash dividends was the result of an increase in the quarterly cash dividend from 9 cents to 12 cents per share beginning with the dividend paid September 7, 2004. Based on our current dividend policy, we will pay quarterly cash dividends which, on an annual basis, will equal $0.48 per share. We expect to fund dividends using cash generated from operations. The declaration and payment of dividends, however, will be at the sole discretion of the Board of Directors.

Liquidity
In addition to cash provided by normal operating activities, we utilize a combination of short-term and long-term debt to finance operations. Our primary source of short-term liquidity is through borrowings in the commercial paper market. Our access to that market is facilitated by the strength of our credit ratings and an $850 million committed credit facility with several banks (Revolving Credit Facility). Our current ratings as provided by Moody's Investors Service (Moody's), Standard & Poor's and Fitch, Inc. are A-2 / A / A, respectively, for long-term debt and P-1 / A-1 / F-1, respectively, for short-term debt. Moody's, Standard & Poor's and Fitch, Inc. have stable outlooks on our credit rating.

Under our commercial paper program, we may sell up to $850 million face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount and have a maturity of not more than 364 days from time of issuance. Borrowings under the commercial paper program are available for working capital needs and other general corporate purposes. There were no commercial paper borrowings outstanding at September 30, 2005.

Our Revolving Credit Facility consists of an $850 million five-year unsecured revolving credit agreement entered into on May 24, 2005. This agreement replaced a five-year $500 million revolving credit agreement which would have expired in May 2006 and a 364-day $350 million revolving credit agreement which expired in May 2005. The Revolving Credit Facility exists primarily to support our commercial paper program, but is available to us in the event our access to the commercial paper market is impaired or eliminated. Our only financial covenant under the Revolving Credit Facility requires that we maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. Our debt to total capitalization ratio at September 30, 2005 was 18 percent. The Revolving Credit Facility contains covenants that require us to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. The Revolving Credit Facility does not contain any rating downgrade triggers that would accelerate the maturity of our indebtedness. In addition, short-term credit facilities available to foreign subsidiaries amounted to $52 million as of September 30, 2005, of which $21 million was utilized to support commitments in the form of commercial letters of credit. There were no significant commitment fees or compensating balance requirements under any of our credit facilities. At September 30, 2005, there were no borrowings outstanding under any of the Company's credit facilities.

In addition to our credit facilities and commercial paper program, we have a shelf registration statement filed with the Securities and Exchange Commission covering up to $750 million in debt

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. On November 20, 2003, we issued $200 million of debt due December 1, 2013 (the Notes) under the shelf registration statement. The Notes contain covenants that require us to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. At September 30, 2005, $550 million of the shelf registration was available for future use.

If our credit ratings were to be adjusted downward by the rating agencies, the implications of such actions could include elimination of access to the commercial paper market and an increase in the cost of borrowing. In the event that we do not have access to the commercial paper market, alternative sources of funding could include borrowings under the Revolving Credit Facility, funds available from the issuance of securities under our shelf registration, and potential asset securitization strategies.

Contractual Obligations

The following table summarizes certain of our contractual obligations as of September 30, 2005, as well as when these obligations are expected to be satisfied:

	PAYMENTS DUE BY PERIOD				
(in millions)	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	4 – 5 YEARS	THEREAFTER
Long-term debt	$ 200	$ —	$ —	$ —	$ 200
Interest on long-term debt	80	10	20	20	30
Non-cancelable operating leases	135	23	36	24	52
Purchase obligations:					
Purchase orders	652	523	83	46	—
Purchase contracts	14	10	4	—	—
Total	$ 1,081	$ 566	$ 143	$ 90	$ 282

Interest payments under long-term debt obligations exclude the potential effects of the related interest rate swap contracts. See Note 10 in the consolidated financial statements.

We lease certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Our commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on our Statement of Financial Position.

Purchase obligations include purchase orders and purchase contracts. Purchase orders are executed in the normal course of business and may or may not be cancelable. Purchase contracts include agreements with suppliers under which there is a commitment to buy a minimum amount of products or pay a specified amount regardless of actual need. Generally, items represented in purchase obligations are not reflected as liabilities on our Statement of Financial Position.

We also have obligations with respect to pension and other post-retirement benefit plans. See Note 11 in the consolidated financial statements.

ENVIRONMENTAL

For information related to environmental claims, remediation efforts and related matters, see Note 20 in the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates, judgments, and assumptions that affect our financial condition and results of operations that are reported in the accompanying consolidated financial statements as well as the related disclosure of assets and liabilities contingent upon future events.

Understanding the critical accounting policies discussed below and related risks is important in evaluating our financial condition and results of operations. We believe the following accounting policies used in the preparation of the consolidated financial statements are critical to our financial condition and results of operations as they involve a significant use of management judgment on matters that are inherently uncertain. If actual results differ significantly from management's estimates, there could be a material effect on our financial condition, results of operations and cash flows. Management regularly discusses the identification and development of these critical accounting policies with the Audit Committee of the Board of Directors.

Accounting for Long-Term Contracts

A substantial portion of our sales to government customers and certain of our sales to commercial customers are made pursuant to long-term contracts requiring development and delivery of products over several years and often contain fixed-price purchase options for additional products. Certain of these contracts are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants' Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* (SOP 81-1). Sales and earnings under the percentage-of-completion method are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort).

The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs, and manufacturing efficiency. These contracts often include purchase options for additional quantities and customer change orders for additional or revised product functionality. Sales and costs related to profitable purchase options are included in our estimates only when the options are exercised while sales and costs related to unprofitable purchase options are included in our estimates when exercise is determined to be probable. Sales related to change orders are included in profit estimates only if they can be reliably estimated and collectibility is reasonably assured. Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

Estimates of profit margins for contracts are typically reviewed by management on a quarterly basis. Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in sales and cost estimates, the combining of contracts, or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised. Significant changes in estimates related to accounting for long-term contracts may have a material effect on our results of operations in the period in which the revised estimate is made.

Income Taxes

At the end of each quarterly reporting period, we estimate an effective income tax rate that is expected to be applicable for the full fiscal year. The estimate of our effective income tax rate involves significant judgments resulting from uncertainties in the application of complex tax regulations across many jurisdictions, implementation of tax planning strategies, and estimates as to the jurisdictions where income is expected to be earned. These estimates may be further complicated by new laws, new interpretations of existing laws, and rulings by taxing authorities. Due to the subjectivity and complex nature of these underlying issues, our actual effective income tax rate and related tax liabilities may differ from our initial estimates. Differences between our estimated and actual effective income tax rates and related liabilities are recorded in the period they become known or as our estimates are revised based on additional information. The resulting adjustment to our income tax expense could have a material effect on our results of operations in the period the adjustment is recorded. A one percentage point change in our effective income tax rate would change our annual net income by approximately $5 million.

Deferred tax assets and liabilities are recorded for tax carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income. See Note 16 in the consolidated financial statements for further detail regarding deferred taxes and the factors considered in evaluating deferred tax asset realization.

Goodwill and Indefinite-Lived Intangible Assets

As of September 30, 2005, we had $458 million of goodwill resulting from various acquisitions and $2 million of indefinite-lived intangible assets consisting of trademarks and tradenames (herein referred to as "trademarks"). We perform impairment tests on both goodwill and indefinite-lived intangible assets on an annual basis during the second quarter of each fiscal year, or on an interim basis if events or circumstances indicate that it is more likely than not that impairment has occurred.

Goodwill is potentially impaired if the carrying value of the "reporting unit" that contains the goodwill exceeds its estimated fair value. The fair values of our reporting units are determined with the assistance of third-party valuation experts using a combination of an "income approach", which estimates fair value based upon future discounted cash flows, and a "market approach", which estimates fair value using market multiples, ratios, and valuations of a set of comparable public companies within our industry. An indefinite-lived intangible asset is impaired if its carrying value exceeds its fair value. The fair values of our trademarks are determined with the assistance of third-party valuation experts using a "royalty savings" method, which is based upon a hypothetical royalty rate that would be charged by a licensor of the trademarks against discounted projected revenues attributable to products using those trademarks.

The valuation methodology and underlying financial information that is used to estimate the fair value of our reporting units and trademarks requires significant judgments to be made by management. These judgments include, but are not limited to, the long-term projections of future financial performance, the selection of appropriate discount rates used to present value future cash flows, and the determination of appropriate royalty rates. Our five-year strategic operating plan serves as the basis for these valuations and represents our best estimate of future business conditions in our industry as well as our ability to compete. Discount rates are determined based upon the weighted average cost of capital for a set of comparable companies adjusted for risks associated with our different operations. Royalty rates used for the trademark valuations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

are determined by considering market competition, customer base, the age of the trademark, quality, absolute and relative profitability, and market share. Our goodwill and indefinite-lived intangible asset impairment tests that were performed in the second quarter of 2005 yielded no impairments. If there was a significant downturn in our business, or if our plans with respect to utilization of acquired trademarks changed significantly, we could incur an impairment of one or more of these intangible assets.

In the fourth quarter of 2005, we completed a company-wide branding initiative and announced to our customers that we will no longer use certain indefinite-lived tradenames related to Kaiser Aerospace and Electronics Corporation (acquired in December 2000). As a result, Kaiser Electronics has been renamed Rockwell Collins Display Systems, Kaiser Electroprecision has been renamed Rockwell Collins ElectroMechanical Systems, Inc., and Kaiser Electro-Optics, Inc. has been renamed Rockwell Collins Optronics, Inc. These changes resulted in a $15 million pre-tax write-off in the fourth quarter of 2005, as we will no longer be using these tradenames.

Warranty

Accrued liabilities are recorded on our Statement of Financial Position to reflect our contractual obligations relating to warranty commitments to our customers. We provide warranty coverage of various lengths and terms to our customers depending on standard offerings and negotiated contractual agreements. We record an estimate for warranty expense at the time of sale based on historical warranty return rates and repair costs. We believe our primary source of warranty risk relates to our in-flight entertainment products and extended warranty terms across all businesses. At September 30, 2005, we have recorded $172 million of warranty liabilities. Should future warranty experience differ materially from our historical experience, we may be required to record additional warranty liabilities which could have a material adverse effect on our results of operations and cash flows in the period in which these additional liabilities are required.

Pension Benefits

We provide retirement benefits to most of our employees in the form of defined benefit pension plans. Accounting standards require the cost of providing these pension plans be measured on an actuarial basis. These accounting standards will generally reduce, but not eliminate, the volatility of the reported pension obligation and related pension expense as actuarial gains and losses resulting from both normal year-to-year changes in valuation assumptions and the differences from actual experience are deferred and amortized. The application of these accounting standards requires management to make numerous assumptions and judgments that can significantly affect these measurements. Critical assumptions made by management in performing these actuarial valuations include the selection of discount rates and expectations on the future rate of return on pension plan assets.

Discount rates are used to determine the present value of our pension obligation and also affect the amount of pension expense recorded in any given period. We estimate this discount rate based on the rates of return of high quality, fixed-income investments with maturity dates that reflect the expected time horizon that benefits will be paid (see Note 11 in the consolidated financial statements). Changes in the discount rate could have a material effect on our reported pension obligation and related pension expense.

The expected rate of return is our estimate of the long-term earnings rate on our pension plan assets and is based upon both historical long-term actual and expected future investment returns considering the current investment mix of plan assets. Differences between the actual and expected rate of return on plan assets can impact our expense for pension benefits.

Holding all other factors constant, the estimated impact on 2005 pension expense caused by hypothetical changes to key assumptions is as follows:

(dollars in millions)	CHANGE IN ASSUMPTION	
ASSUMPTION	25 BASIS POINT INCREASE	25 BASIS POINT DECREASE
Pension obligation discount rate	$7 pension expense decrease	$7 pension expense increase
Expected rate of return on plan assets	$5 pension expense decrease	$5 pension expense increase

Inventory Valuation Reserves

Inventory valuation reserves are recorded in order to report inventories at the lower of cost or market value on our Statement of Financial Position. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory that is unlikely to be sold above cost. Other factors that management considers in determining these reserves include overall market conditions and other inventory management initiatives. Management can generally react to reduce the likelihood of severe excess and slow-moving inventory issues by changing purchasing behavior and practices provided there are no abrupt changes in market conditions.

Management believes its primary source of risk for excess and obsolete inventory is derived from the following:

- Our in-flight entertainment inventory, which tends to experience quicker technological obsolescence than our other products. In-flight entertainment inventory at September 30, 2005 was $120 million.
- Life-time buy inventory, which consists of inventory that is typically no longer being produced by our vendors but for which we purchase multiple years of supply in order to meet production and service requirements over the life span of a product. Total life-time buy inventory on hand at September 30, 2005 was $69 million.

At September 30, 2005, we had $103 million of inventory valuation reserves recorded on $863 million of total inventory on hand. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves which could have a material adverse effect on our results of operations in the period in which these additional reserves are required.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

In addition to using cash provided by normal operating activities, we utilize a combination of short-term and long-term debt to finance operations. Our operating results and cash flows are exposed to changes in interest rates that could adversely affect the amount of interest expense incurred and paid on debt obligations in any given period. In addition, changes in interest rates can affect the fair value of our debt obligations. Such changes in fair value are only relevant to the extent these debt obligations are settled prior to maturity. We manage our exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt and when considered necessary, we may employ financial instruments in the form of interest rate swaps to help meet this objective.

At September 30, 2005, we had $200 million of 4.75 percent fixed rate long-term debt obligations outstanding with a carrying value of $200 million and a fair value of $197 million. We converted $100 million of this fixed rate debt to floating rate debt bearing interest at six-month LIBOR less 7.5 basis points by executing "receive fixed, pay variable" interest rate swap contracts. A hypothetical 10 percent increase or decrease in average market interest rates would have decreased or increased the fair value of our long-term debt, exclusive of the effects of the interest rate swap contracts, by $6 million. The fair value of the $100 million notional value of interest rate swap contracts was zero at September 30, 2005. A hypothetical 10 percent increase or decrease in average market interest rates would increase or decrease the fair value of our interest rate swap contracts by $3 million. Inclusive of the effect of the interest rate swaps, a hypothetical 10 percent increase or decrease in average market interest rates would not have a material effect on our results of operations, cash flows, or financial condition. For more information related to outstanding debt obligations and derivative financial instruments, see Notes 10 and 17 in the consolidated financial statements.

Foreign Currency Risk

We transact business in various foreign currencies which subjects our cash flows and earnings to exposure related to changes to foreign currency exchange rates. We attempt to manage this exposure through operational strategies and the use of foreign currency forward exchange contracts (foreign currency contracts). All foreign currency contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The majority of our non-functional currency firm and anticipated receivables and payables are hedged using foreign currency contracts. It is our policy not to manage exposure to net investments in foreign subsidiaries or enter into derivative financial instruments for speculative purposes. Notional amounts of outstanding foreign currency forward exchange contracts were $234 million and $96 million at September 30, 2005 and 2004, respectively. Notional amounts are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. Principal currencies that are hedged include the European euro, British pound sterling, and Japanese yen. The duration of foreign currency contracts is generally two years or less. The net fair value of these foreign currency contracts at September 30, 2005 and 2004 were net liabilities of $5 million and $3 million, respectively. If the U.S. dollar increased or decreased in value against all currencies by a hypothetical 10 percent, the effect on the fair value of the foreign currency contracts, our results of operations, cash flows, or financial condition would not be significant at September 30, 2005.

For more information related to outstanding foreign currency forward exchange contracts, see Note 17 in the consolidated financial statements.

CAUTIONARY STATEMENT

This Annual Report to Shareowners, and documents that are incorporated by reference to our Annual Report on Form 10-K filed with the SEC, contains statements, including certain projections and business trends, accompanied by such phrases as "believes", "estimates", "expects", "could", "likely", "anticipates", "will", "intends", and other similar expressions, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the health of the global economy, the continued recovery of the commercial aerospace industry and the continued support for military transformation and modernization programs; the potential adverse impact of oil prices on the commercial aerospace industry; changes in domestic and foreign government spending, budgetary and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; potential cancellation or termination of contracts, delay of orders or changes in procurement practices or program priorities by our customers; customer bankruptcies and profitability; recruitment and retention of qualified personnel; performance of our suppliers and subcontractors which we are highly dependent upon for timely, high quality and specification compliant products and services; risks inherent in fixed price contracts, particularly the risk of cost overruns; risk of significant and prolonged disruption to air travel; our ability to execute to our internal performance plans such as our continuous productivity improvement and cost reduction initiatives; achievement of our acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products and satisfy our contractual commitments; and the uncertainties of the outcome of litigation, as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof.

Management's Responsibility for Financial Statements

We, the management team of Rockwell Collins, are responsible for the preparation, integrity and objectivity of the financial statements and other financial information we have presented in this report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, applying our estimates and judgments.

Deloitte & Touche LLP, our independent auditors, are retained to audit our financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards of the Public Company Accounting Oversight Board in the United States of America, which include the consideration of our internal controls to determine the nature, timing and extent of audit tests to be applied.

Our Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent, non-management Board members. The Audit Committee meets regularly with the independent auditors and with the Company's internal auditors, both privately and with management present, to review accounting, auditing, internal control and financial reporting matters.



Clayton M. Jones
Chairman, President &
Chief Executive Officer



Patrick E. Allen
Senior Vice President &
Chief Financial Officer

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Rockwell Collins' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Rockwell Collins; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of Rockwell Collins' management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Rockwell Collins' internal control over financial reporting as of September 30, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework.* Based on this assessment, management determined that Rockwell Collins, Inc. maintained effective internal control over financial reporting as of September 30, 2005.

Management's assessment of the effectiveness of Rockwell Collins' internal control over financial reporting as of September 30, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.





Clayton M. Jones
Chairman, President &
Chief Executive Officer

Patrick E. Allen
Senior Vice President &
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND
SHAREOWNERS OF ROCKWELL COLLINS, INC.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Rockwell Collins, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2005 of the Company and our report dated November 4, 2005, expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Chicago, Illinois
November 4, 2005

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND
SHAREOWNERS OF ROCKWELL COLLINS, INC.

We have audited the accompanying consolidated statement of financial position of Rockwell Collins, Inc. and subsidiaries (the "Company") as of September 30, 2005 and October 1, 2004, and the related consolidated statements of operations, cash flows, and shareowners' equity and comprehensive income (loss) for each of the three years in the period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2005 and October 1, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 4, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Chicago, Illinois
November 4, 2005

Consolidated Statement of Financial Position

(in millions, except per share amounts)	SEPTEMBER 30 2005	2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 145	$ 196
Receivables	732	616
Inventories	685	650
Current deferred income taxes	178	165
Other current assets	35	36
Total current assets	1,775	1,663
Property	473	418
Intangible Assets	113	131
Goodwill	458	419
Other Assets	321	243
Total assets	$ 3,140	$ 2,874
LIABILITIES AND SHAREOWNERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 291	$ 240
Compensation and benefits	272	235
Income taxes payable	39	18
Product warranty costs	172	154
Other current liabilities	403	317
Total current liabilities	1,177	964
Long-Term Debt	200	201
Retirement Benefits	758	521
Other Liabilities	66	55
Shareowners' Equity:		
Common stock ($0.01 par value; shares authorized: 1,000; shares issued: 183.8)	2	2
Additional paid-in capital	1,263	1,228
Retained earnings	771	492
Accumulated other comprehensive loss	(604)	(397)
Common stock in treasury, at cost (shares held: 2005, 11.3; 2004, 6.8)	(493)	(192)
Total shareowners' equity	939	1,133
Total liabilities and shareowners' equity	$ 3,140	$ 2,874

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statement of Operations

(in millions, except per share amounts)	YEAR ENDED SEPTEMBER 30 2005	2004	2003
Sales:			
Product sales	$ 3,072	$ 2,604	$ 2,271
Service sales	373	326	271
Total sales	3,445	2,930	2,542
Costs, expenses and other:			
Product cost of sales	2,242	1,913	1,665
Service cost of sales	260	231	201
Selling, general and administrative expenses	402	356	341
Interest expense	11	8	3
Other income, net	(17)	(8)	(36)
Total costs, expenses and other	2,898	2,500	2,174
Income before income taxes	547	430	368
Income tax provision	151	129	110
Net income	$ 396	$ 301	$ 258
Earnings per share:			
Basic	$ 2.24	$ 1.70	$ 1.44
Diluted	$ 2.20	$ 1.67	$ 1.43
Weighted average common shares:			
Basic	177.0	177.4	179.1
Diluted	180.2	180.0	180.1
Cash dividends per share	$ 0.48	$ 0.39	$ 0.36

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statement of Cash Flows

(in millions)	YEAR ENDED SEPTEMBER 30 2005	2004	2003
OPERATING ACTIVITIES:			
Net income	$396	$301	$258
Adjustments to arrive at cash provided by operating activities:			
Depreciation	85	92	93
Amortization of intangible assets and tradenames write-off	34	17	12
Pension plan contributions	(114)	(132)	(123)
Compensation and benefits paid in common stock	69	57	37
Deferred income taxes	31	38	105
Tax benefit from exercise of stock options	35	15	7
Changes in assets and liabilities, excluding effects of acquisitions and foreign currency adjustments:			
Receivables	(104)	(65)	3
Inventories	(16)	(39)	28
Accounts payable	47	21	(11)
Income taxes	25	21	(34)
Compensation and benefits	30	36	2
Other assets and liabilities	56	37	(6)
Cash Provided by Operating Activities	574	399	371
INVESTING ACTIVITIES:			
Property additions	(111)	(92)	(69)
Acquisition of businesses, net of cash acquired	(19)	(126)	2
Acquisition of intangible assets	(7)	(11)	—
Proceeds from disposition of property	3	1	4
Investment in equity affiliates	—	—	(5)
Cash Used for Investing Activities	(134)	(228)	(68)
FINANCING ACTIVITIES:			
Purchases of treasury stock	(498)	(179)	(154)
Proceeds from exercise of stock options	96	55	29
Cash dividends	(85)	(69)	(64)
Net proceeds from issuance of long-term debt	—	198	—
Decrease in short-term borrowings, net	—	(42)	(90)
Cash Used for Financing Activities	(487)	(37)	(279)
Effect of exchange rate changes on cash and cash equivalents	(4)	(4)	(7)
Net Change in Cash and Cash Equivalents	(51)	130	17
Cash and Cash Equivalents at Beginning of Year	196	66	49
Cash and Cash Equivalents at End of Year	$145	$196	$ 66

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statement of Shareowners' Equity and Comprehensive Income (Loss)

(in millions)	YEAR ENDED SEPTEMBER 30 2005	2004	2003
COMMON STOCK			
Beginning and ending balance	$ 2	$ 2	$ 2
ADDITIONAL PAID-IN CAPITAL			
Beginning balance	1,228	1,213	1,208
Shares issued under stock option and benefit plans	35	15	7
Other	—	—	(2)
Ending balance	1,263	1,228	1,213
RETAINED EARNINGS			
Beginning balance	492	273	91
Net income	396	301	258
Cash dividends	(85)	(69)	(64)
Shares issued under stock option and benefit plans	(32)	(13)	(12)
Ending balance	771	492	273
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Beginning balance	(397)	(516)	(252)
Minimum pension liability adjustment	(200)	114	(273)
Currency translation gain (loss)	(6)	6	9
Foreign currency cash flow hedge adjustment	(1)	(1)	—
Ending balance	(604)	(397)	(516)
COMMON STOCK IN TREASURY			
Beginning balance	(192)	(139)	(62)
Share repurchases	(498)	(179)	(154)
Shares issued from treasury	197	126	77
Ending balance	(493)	(192)	(139)
Total Shareowners' Equity	$ 939	$ 1,133	$ 833
COMPREHENSIVE INCOME (LOSS)			
Net income	$ 396	$ 301	$ 258
Other comprehensive income (loss), net of deferred taxes (2005, $117; 2004, $(67); 2003, $160)	(207)	119	(264)
Comprehensive income (loss)	$ 189	$ 420	$ (6)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Notes to Consolidated Financial Statements

1. BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

Rockwell Collins, Inc. (the Company or Rockwell Collins) provides design, production and support of communications and aviation electronics solutions for commercial and military customers worldwide.

Prior to 2004, the Company operated on a fiscal year basis with the fiscal year ending on September 30. Beginning with the 2004 fiscal year, the Company changed to a 52/53 week fiscal year ending on the Friday closest to September 30. For ease of presentation, September 30 is utilized consistently throughout these financial statements and notes to represent the fiscal year end date. All date references contained herein relate to the Company's fiscal year unless otherwise stated.

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company's investments in entities it does not control but has the ability to exercise significant influence are accounted for under the equity method and are included in Other Assets. All intercompany transactions are eliminated.

Revenue Recognition

The Company enters into sales arrangements that may provide for multiple deliverables to a customer. The Company identifies all goods and/or services that are to be delivered separately under a sales arrangement and allocates revenue to each deliverable based on relative fair values. Fair values are generally established based on the prices charged when sold separately by the Company. In general, revenues are separated between hardware, maintenance services, and installation services. The allocated revenue for each deliverable is then recognized using appropriate revenue recognition methods.

Sales related to long-term contracts requiring development and/or delivery of products over several years are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants' Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* (SOP 81-1). Sales and earnings under these contracts are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort). Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Sales and costs related to profitable purchase options are included in estimates only when the options are exercised while sales and costs related to unprofitable purchase options are included in estimates when exercise is determined to be probable. Sales related to change orders are included in estimates only if they can be reliably estimated and collectibility is reasonably assured. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed.

Sales related to long-term separately priced product maintenance or warranty contracts are accounted for based on the terms of the underlying agreements. Certain contracts are fixed price contracts with sales recognized ratably over the contractual life, while other contracts have a fixed hourly rate with sales recognized based on actual labor or flight hours incurred. The cost of providing these services is expensed as incurred.

The Company recognizes sales for all other products or services when all of the following criteria are met: an agreement of sale exists, product delivery and acceptance has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured.

Research and Development

The Company performs research and development activities relating to the development of new products and the improvement of existing products. Company-funded research and development programs are expensed as incurred and included in Cost of Sales. Customer-funded research and development expenditures are generally accounted for as contract costs within Cost of Sales, and the reimbursement is accounted for as a sale.

Cash and Cash Equivalents

Cash and cash equivalents includes time deposits and certificates of deposit with original maturity dates of three months or less.

Allowance for Doubtful Accounts

Allowances are established in order to report receivables at net realizable value on the Company's Statement of Financial Position. The determination of these allowances requires management of the Company to make estimates and judgments as to the collectibility of customer account balances. These allowances are estimated for customers who are considered credit risks by reviewing the Company's collection experience with those customers as well as evaluating the customers' financial condition. The Company also considers both current and projected economic and market conditions. Special attention is given to accounts with invoices that are past due. Past due is defined as any invoice for which payment has not been received by the due date specified on the billing invoice. The uncollectible portion of receivables is charged against the allowance for doubtful accounts when collection efforts have ceased. Recoveries of receivables previously charged-off are recorded when received.

Inventories

Inventories are stated at the lower of cost or market using costs which approximate the first-in, first-out method, less related progress payments received. Inventoried costs include direct costs of manufacturing, certain engineering costs and allocable overhead costs. The Company regularly compares inventory quantities on hand on a part level basis to estimated forecasts of product demand and production requirements as well as historical usage. Based on these comparisons, management establishes an excess and obsolete inventory reserve on an aggregate basis.

The Company defers certain pre-production engineering costs as work-in-process inventory in connection with long-term supply arrangements that contain contractual guarantees for reimbursement from customers. Such customer guarantees typically take the form of a minimum order quantity with quantified reimbursement amounts if the minimum order quantity is not taken by the customer. Such costs are deferred to the extent of the contractual guarantees and are amortized over a period of 1 to 10 years as a component of Cost of Sales as revenue is recognized on the minimum order quantity. Deferred pre-production engineering costs were $68 million and $45 million at September 30, 2005 and 2004, respectively. All pre-production engineering costs incurred pursuant to customer contracts that do not contain customer guarantees for reimbursement are expensed as incurred.

Progress Payments

Progress payments relate to both receivables and inventories and represent cash collected from government-related contracts whereby the governments have a legal right of offset related to the receivable or legal title to the work-in-process inventory.

Property

Property is stated at acquisition cost. Depreciation of property is generally provided using accelerated and straight-line methods over the following estimated useful lives: buildings and improvements, fifteen–forty years; machinery and equipment, six–twelve years; and information systems software and hardware, three–ten years. Depreciation methods and lives are reviewed periodically with any changes recorded on a prospective basis. Effective at the beginning of 2005, the Company changed its estimated useful lives for machinery and equipment from eight–ten years to six–twelve years.

Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of minor amounts, are charged to expense in the period incurred. The fair value of liabilities associated with the retirement of property is recorded when there is a legal or contractual requirement to incur such costs. Upon the initial recognition of a contractual or legal liability for an asset retirement obligation, the Company capitalizes the asset retirement cost by increasing the carrying amount of the property by the same amount as the liability. This asset retirement cost is then depreciated over the estimated useful life of the underlying property. The Company has no significant asset retirement obligations as of September 30, 2005.

In the Company's Consolidated Statement of Cash Flows for the year ended September 30, 2005, the Company changed the classification of property additions acquired by incurring accounts payable to be reflected as a non-cash transaction. In the accompanying Consolidated Statement of Cash Flows for the years ended September 30, 2004 and 2003, the Company reclassified property additions acquired by incurring accounts payable to be consistent with the 2005 presentation, which resulted in a decrease to cash flows used for investing activities and a corresponding decrease to cash flows provided by operating activities from the amounts previously reported of $2 million and $3 million, respectively. Property additions acquired by incurring accounts payable were $14 million, $10 million, and $8 million at September 30, 2005, 2004, and 2003 respectively.

Goodwill and Intangible Assets

Goodwill and intangible assets generally result from business acquisitions. Business acquisitions are accounted for under the purchase method by assigning the purchase price to tangible and intangible assets acquired and liabilities assumed, including research and development projects which have not yet reached technological feasibility and have no alternative future use (purchased research and development). Assets acquired and liabilities assumed are recorded at their fair values; the appraised value of purchased research and development is immediately charged to expense; and the excess of the purchase price over the amounts assigned is recorded as goodwill. Assets acquired and liabilities assumed are allocated to the Company's "reporting units" based on the Company's integration plans and internal reporting structure. Purchased intangible assets with finite lives are amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized, but reviewed at least annually for impairment.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when management plans to dispose of assets or when events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Assets held for disposal are reported at the lower of the carrying amount or fair value less cost to sell. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Goodwill and indefinite lived intangible assets are tested annually for impairment with more frequent tests performed if indications of impairment exist. The Company's annual impairment testing date is in the second quarter of each fiscal year. Impairment for intangible

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assets with indefinite lives exists if the carrying value of the intangible asset exceeds its fair value. Goodwill is potentially impaired if the carrying value of a "reporting unit" exceeds its estimated fair value. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques. The Company's annual impairment testing performed in the second quarter of 2005, 2004, and 2003 yielded no impairments. See Note 7 for a discussion of the tradenames write-off recorded in the fourth quarter of 2005.

Advance Payments from Customers
Advance payments from customers represent cash collected from customers in advance of revenue recognition and are included in Other Current Liabilities.

Customer Incentives
Rockwell Collins provides sales incentives to certain commercial customers in connection with sales contracts. These incentives are recognized as a reduction of the sales price for cash payments or customer account credits or charged to cost of sales for products or services to be provided, when the related sale is recorded. The liability for these incentives is included in Other Current Liabilities.

Environmental
Liabilities for environmental matters are recorded in the period in which it is probable that an obligation has been incurred and the cost can be reasonably estimated. At environmental sites in which more than one potentially responsible party has been identified, the Company records a liability for its estimated allocable share of costs related to its involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. At environmental sites in which the Company is the only responsible party, the Company records a liability for the total estimated costs of remediation. Costs of future expenditures for environmental remediation obligations do not consider inflation and are not discounted to present values. If recovery from insurers or other third parties is determined to be probable, the Company records a receivable for the estimated recovery.

Income Taxes
Current tax liabilities and assets are based upon an estimate of taxes payable or refundable in the current year for each of the jurisdictions in which the Company transacts business. As part of the determination of its tax liability, management exercises considerable judgment in assessing the positions taken by the Company in its tax returns and establishes reserves for probable tax exposures. These reserves represent the best estimate of amounts expected to be paid and are adjusted over time as more information regarding tax audits becomes available. Deferred tax assets and liabilities are recorded for the estimated future tax effects attributable to temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and their respective carrying amounts for income tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Derivative Financial Instruments
The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts and interest rate swap contracts for the purpose of minimizing exposure to changes in foreign currency exchange rates on business transactions and interest rates, respectively. The Company's policy is to execute such instruments with creditworthy banks and not to enter into derivative financial instruments for speculative purposes or to manage exposure for net investments in foreign subsidiaries. These derivative financial instruments do not subject the Company to undue risk as gains and losses on these instruments generally offset gains and losses on the underlying assets, liabilities, or anticipated transactions that are being hedged.

All derivative financial instruments are recorded at fair value in the Statement of Financial Position. For a derivative that has not been designated as an accounting hedge, the change in the fair value is recognized immediately through earnings. For a derivative that has been designated as an accounting hedge of an existing asset or liability (a fair value hedge), the change in the fair value of both the derivative and underlying asset or liability is recognized immediately through earnings. For a derivative designated as an accounting hedge of an anticipated transaction (a cash flow hedge), the change in the fair value is recorded on the Statement of Financial Position in Accumulated Other Comprehensive Loss to the extent the derivative is effective in mitigating the exposure related to the anticipated transaction. The amount recorded within Accumulated Other Comprehensive Loss is reclassified in earnings in the same period during which the underlying hedged transaction affects earnings. The Company does not exclude any amounts from the measure of effectiveness for both fair value and cash flow hedges. The change in the fair value related to the ineffective portion of a hedge, if any, is immediately recognized in earnings.

Use of Estimates
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Estimates are used in accounting for, among other items, long-term contracts, allowances for doubtful accounts, inventory obsolescence, product warranty cost liabilities, customer incentive liabilities, retirement benefits, income taxes, environmental matters, recoverability of long-lived assets and contingencies. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the Statement of Operations in the period that they are determined.

Concentration of Risks
The Company's products and services are concentrated within the aerospace and defense industries with customers consisting primarily of commercial and military aircraft manufacturers, commercial airlines, and the United States and foreign governments. As a result of this industry focus, the Company's current and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

future financial performance is largely dependent upon the overall economic conditions within these industries. In particular, the commercial aerospace market has been historically cyclical and subject to downturns during periods of weak economic conditions which could be prompted by or exacerbated by political or other domestic or international events. The defense market may be affected by changes in budget appropriations, procurement policies, political developments both domestically and abroad, and other factors. While management believes the Company's product offerings are well positioned to meet the needs of its customer base, any material deterioration in the economic and environmental factors that impact the aerospace and defense industries could have a material adverse effect on the Company's results of operations, financial position or cash flows.

In addition to the overall business risks associated with the Company's concentration within the aerospace and defense industries, the Company is also exposed to a concentration of collection risk on credit extended to commercial airlines. Accounts receivable due from U.S. and international commercial airlines at September 30, 2005 was approximately $37 million and $138 million, respectively. As of September 30, 2005, accounts receivable from international commercial airlines includes $36 million of payments withheld by a customer due to performance related matters on an in-flight entertainment contract. The Company expects these performance matters will be remedied and the past due receivable balance will be paid during fiscal 2006. The Company performs ongoing credit evaluations on the financial condition of all of its commercial airline customers and maintains allowances for uncollectible accounts receivable based on expected collectibility. Although management believes its allowances are adequate, the Company is not able to predict with certainty the changes in the financial stability of its customers. Any material change in the financial status of any one or group of customers could have a material adverse effect on the Company's results of operations, financial position or cash flows.

Stock-Based Compensation

The Company accounts for employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25). Under the intrinsic value method, compensation expense is recorded for the excess of the stock's quoted market price at the time of grant over the amount an employee must pay to acquire the stock. As the Company's various incentive plans require stock options to be granted at prices equal to or above the fair market value of the Company's common stock on the grant dates, no compensation expense is recognized in connection with stock options granted to employees.

The fair value method is an alternative method of accounting for stock-based compensation that is permitted by Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation* (SFAS 123). Under the fair value method, compensation expense is recorded over the vesting periods based on the estimated fair value of the stock-based compensation. The following table illustrates the effect on net income and earnings per share if the Company had accounted for its stock-based compensation plans using the fair value method:

(in millions, except per share amounts)	2005	2004	2003
Net income, as reported	$ 396	$ 301	$ 258
Stock-based employee compensation expense included in reported net income, net of tax	—	—	—
Stock-based employee compensation expense determined under the fair value method, net of tax	(13)	(15)	(15)
SFAS 123 pro forma net income	$ 383	$ 286	$ 243
Earnings per share:			
Basic — as reported	$ 2.24	$ 1.70	$ 1.44
Basic — SFAS 123 pro forma	$ 2.16	$ 1.62	$ 1.36
Diluted — as reported	$ 2.20	$ 1.67	$ 1.43
Diluted — SFAS 123 pro forma	$ 2.13	$ 1.59	$ 1.35

The weighted average fair value of options granted by the Company was $10.06, $9.55, and $8.01 per option granted in 2005, 2004, and 2003, respectively. The fair value of each option granted by the Company was estimated using a binomial lattice pricing model for 2005 and the Black-Scholes pricing model for 2004 and 2003 and the following weighted average assumptions:

	2005 GRANTS	2004 GRANTS	2003 GRANTS
Risk-free interest rate	3.55%	3.37%	3.27%
Expected dividend yield	1.50%	1.51%	1.73%
Expected volatility	0.30	0.40	0.40
Expected life	5 years	5 years	6 years

Recently Issued Accounting Standards

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, *Accounting Changes and Error Corrections* (SFAS 154). SFAS 154 requires, among other things, retrospective application to prior periods' financial statements of a voluntary change in accounting principle. Previously, voluntary changes in accounting principle were generally accounted for by including a one-time cumulative effect in the period of change. The guidance provided on error corrections remained unchanged. SFAS 154 is effective for accounting changes beginning in 2007.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R), which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award beginning in 2006. The cost of the employee services is recognized as compensation cost over the period that an employee provides service in exchange for the award. SFAS 123R may be adopted using a prospective method or a retrospective method. The Company will adopt the prospective method effective October 1, 2005. The Company expects the adoption of SFAS 123R will reduce earnings in 2006 by approximately 7 cents per diluted share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. ACQUISITIONS

During the years ended September 30, 2005, 2004 and 2003, the Company completed two acquisitions that are summarized as follows:

(dollars in millions)	FISCAL YEAR ACQUIRED	CASH PURCHASE PRICE	GOODWILL	INTANGIBLE ASSETS FINITE-LIVED	INTANGIBLE ASSETS WEIGHTED AVERAGE LIFE IN YEARS
TELDIX GmbH	2005	$ 19	$ 45	$ 15	11
NLX Holding Corporation	2004	$126	$102	$ 17	5

On March 31, 2005, the Company acquired 100% of the stock of TELDIX GmbH (TELDIX), a leading provider of military aviation electronics products and services, based in Heidelberg, Germany. TELDIX supplies a broad portfolio of complex military aircraft computer products, advanced mechanical space mechanisms and related support services primarily to major prime contractors throughout Europe. The acquisition of TELDIX broadens the Company's European presence and provides complementary product lines that will allow the Company to enhance its offerings to customers worldwide and should provide new channel-to-market opportunities for the Company's current products and services. The purchase price, net of cash acquired, was $19 million. Based on preliminary valuation reports, the excess purchase price over net assets acquired reflects the Company's view that there are opportunities to expand its market share in the European region. Approximately 18 percent of the goodwill resulting from this acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

In December 2003, the Company acquired 100% of NLX Holding Corporation (NLX), a provider of integrated training and simulation systems. This business is now called Rockwell Collins Simulation and Training Solutions and provides simulators ranging from full motion simulators to desktop simulators, training, upgrades, modifications, and engineering and technical services primarily to branches of the United States military. The acquisition of Rockwell Collins Simulation and Training Solutions extends the Company's capabilities in the areas of training and simulation and enables the Company to provide a more complete service offering to its customers. The excess purchase price over net assets acquired reflects the Company's view that there are significant opportunities to expand its market share in the areas of simulation and training. Approximately 20 percent of the goodwill resulting from this acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

The results of operations of these acquired businesses are included in the Statement of Operations since their respective dates of acquisition. Pro forma financial information is not presented as the effect of these acquisitions is not material to the Company's results of operations.

4. RECEIVABLES

Receivables are summarized as follows:

(in millions)	SEPTEMBER 30 2005	SEPTEMBER 30 2004
Billed	$ 612	$ 493
Unbilled	198	202
Less progress payments	(67)	(63)
Total	743	632
Less allowance for doubtful accounts	(11)	(16)
Receivables	$ 732	$ 616

As of September 30, 2005 and 2004, the portion of receivables outstanding that are not expected to be collected within the next twelve months is approximately $3 million and $5 million, respectively.

Unbilled receivables principally represent sales recorded under the percentage-of-completion method of accounting that have not been billed to customers in accordance with applicable contract terms.

5. INVENTORIES

Inventories are summarized as follows:

(in millions)	SEPTEMBER 30 2005	SEPTEMBER 30 2004
Finished goods	$ 164	$ 150
Work in process	277	242
Raw materials, parts, and supplies	319	314
Total	760	706
Less progress payments	(75)	(56)
Inventories	$ 685	$ 650

In accordance with industry practice, inventories include amounts which are not expected to be realized within one year. These amounts primarily relate to life-time buy inventory and pre-production engineering costs. Life-time buy inventory is inventory that is typically no longer being produced by the Company's vendors but for which multiple years of supply are purchased in order to meet production and service requirements over the life span of a product. Inventory not expected to be realized within one year is $146 million and $131 million at September 30, 2005 and 2004, respectively.

6. PROPERTY

Property is summarized as follows:

(in millions)	SEPTEMBER 30 2005	SEPTEMBER 30 2004
Land	$ 30	$ 25
Buildings and improvements	249	232
Machinery and equipment	655	603
Information systems software and hardware	236	230
Construction in progress	44	39
Total	1,214	1,129
Less accumulated depreciation	(741)	(711)
Property	$ 473	$ 418

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciable lives are reviewed by the Company periodically with any changes recorded on a prospective basis. In the beginning of 2005, the Company changed its useful lives for certain classes of depreciable property. The range of estimated useful lives for machinery and equipment was changed from 8–10 years to 6–12 years. As a result of the change, depreciation expense decreased $9 million ($6 million after taxes or 3 cents per share) for 2005 compared to 2004.

7. GOODWILL AND INTANGIBLE ASSETS

Changes in the carrying amount of goodwill are summarized as follows:

(in millions)	GOVERNMENT SYSTEMS	COMMERCIAL SYSTEMS	TOTAL
Balance at September 30, 2003	$ 143	$ 187	$ 330
Rockwell Collins Simulation and Training Solutions acquisition	102	—	102
Resolution of Kaiser pre-acquisition tax contingency	(8)	(5)	(13)
Balance at September 30, 2004	237	182	419
TELDIX acquisition	45	—	45
Resolution of Kaiser pre-acquisition tax contingency	—	(2)	(2)
Currency translation adjustment	(4)	—	(4)
Balance at September 30, 2005	$ 278	$ 180	$ 458

Intangible assets are summarized as follows:

(in millions)	SEPTEMBER 30, 2005 GROSS	ACCUM AMORT	NET	SEPTEMBER 30, 2004 GROSS	ACCUM AMORT	NET
Intangible assets with finite lives:						
Developed technology and patents	$121	$(46)	$ 75	$116	$(35)	$ 81
License agreements	21	(5)	16	21	(4)	17
Customer relationships	22	(7)	15	12	(3)	9
Trademarks and tradenames	10	(5)	5	10	(3)	7
Intangible assets with indefinite lives:						
Trademarks and tradenames	2	—	2	18	(1)	17
Intangible assets	$176	$(63)	$113	$177	$(46)	$131

In the fourth quarter of 2005, the Company completed a company-wide branding initiative and announced to its customers that it will no longer use certain indefinite lived tradenames related to Kaiser Aerospace and Electronics Corporation (Kaiser), acquired in December 2000. As a result, Kaiser Electronics has been renamed Rockwell Collins Display Systems, Kaiser Electroprecision has been renamed Rockwell Collins ElectroMechanical Systems, Inc., and Kaiser Electro-Optics, Inc. has been renamed Rockwell Collins Optronics, Inc. These changes resulted in the Company recording a $15 million pre-tax write-off in the fourth quarter of 2005 as the Company will no longer be using these tradenames. The tradenames write-off was recorded in Cost of Sales.

During the year ended September 30, 2004, the Commercial Systems segment acquired license agreements for $18 million, of which $11 million was paid in 2004 and $7 million was paid in 2005. These license agreements relate primarily to a strategic agreement with The Boeing Company to provide a global broadband connectivity solution for business aircraft through the Company's Collins eXchange product.

Amortization expense for intangible assets for the years ended September 30, 2005, 2004 and 2003 was $19 million, $17 million and $12 million, respectively. Annual amortization expense for intangible assets for 2006, 2007, 2008, 2009, and 2010 is expected to be $19 million, $20 million, $19 million, $16 million, and $13 million, respectively.

8. OTHER ASSETS

Other assets are summarized as follows:

(in millions)	SEPTEMBER 30 2005	2004
Long-term deferred income taxes (Note 16)	$ 173	$ 95
Investments in equity affiliates	71	68
Exchange and rental assets, net of accumulated depreciation of $85 at September 30, 2005 and $79 at September 30, 2004	37	41
Other	40	39
Other assets	$ 321	$ 243

Investments in Equity Affiliates

Investments in equity affiliates consist of investments in three joint ventures, each of which is 50 percent owned by the Company and accounted for under the equity method. The Company's joint ventures consist of Rockwell Scientific, LLC (RSC), Vision Systems International, LLC (VSI), and Data Link Solutions, LLC (DLS).

RSC is a joint venture with Rockwell Automation, Inc. (Rockwell Automation) and is engaged in advanced research and development of technologies in electronics, imaging and optics, material and computational sciences and information technology. The Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

shares equally with Rockwell Automation in providing a $6 million line-of-credit to RSC, which bears interest at the greater of the Company's or Rockwell Automation's commercial paper borrowing rate. At September 30, 2005, no borrowings were due from RSC under this line-of-credit. RSC performed research and development efforts on behalf of the Company in the amount of $9 million for each of the years ended September 30, 2005, 2004, and 2003, respectively.

VSI is a joint venture with Elbit Systems, Ltd. for the joint pursuit of helmet mounted cueing systems for the worldwide military fixed wing aircraft market.

DLS is a joint venture with BAE Systems, plc for the joint pursuit of the worldwide military data link market.

As of September 30, 2004, investments in equity affiliates also included a 16 percent investment in Tenzing Communications, Inc. (Tenzing), a developer of passenger connectivity solutions for commercial aircraft. In July 2004, Tenzing entered into a non-binding letter of intent with Airbus and Sita, Inc. to form OnAir N.V. (OnAir), which offers aircraft data and voice connectivity. The terms of this transaction indicated the fair value of the Company's investment in Tenzing was lower than the carrying amount recorded. This decline in value was believed to be other-than-temporary in nature and accordingly, the Company recorded a $7 million pre-tax loss related to this investment during the three months ended June 30, 2004. This loss is included in Other Income, Net (Note 15) in the Company's Consolidated Statement of Operations and General Corporate, Net for segment performance reporting (Note 22). Exclusive of this loss, the Company's share of earnings or losses of Tenzing prior to the merger transaction are included in the operating results of the Commercial Systems' operating segment. The merger transaction was completed in the second quarter of 2005 and the Company's ownership percentage in OnAir is approximately 2 percent. This investment is not significant and is accounted for under the cost method as of September 30, 2005.

Under the equity method of accounting for investments, the Company's proportionate share of the earnings or losses of its equity affiliates are included in net income and classified as Other Income, Net in the Statement of Operations. For segment performance reporting purposes, Rockwell Collins' share of earnings or losses of VSI and DLS are included in the operating results of the Government Systems' operating segment. RSC is considered a corporate-level investment.

In the normal course of business or pursuant to the underlying joint venture agreements, the Company may sell products or services to equity affiliates. The Company defers a portion of the profit generated from these sales equal to its ownership interest in the equity affiliates until the underlying product is ultimately sold to an unrelated third party. Sales to equity affiliates were $126 million, $123 million, and $109 million for the years ended September 30, 2005, 2004, and 2003, respectively. The deferred portion of profit generated from sales to equity affiliates was not significant as of September 30, 2005 and 2004.

Exchange and Rental Assets

Exchange and rental assets consist of Company products that are either loaned or rented to customers on a short-term basis in connection with warranty and other service related activities or under operating leases. These assets are recorded at acquisition or production cost and depreciated using the straight-line method over their estimated lives which range from three to eleven years. Depreciation methods and lives are reviewed periodically with any changes recorded on a prospective basis.

9. OTHER CURRENT LIABILITIES

Other current liabilities are summarized as follows:

(in millions)	SEPTEMBER 30 2005	2004
Advance payments from customers	$ 190	$ 128
Customer incentives	116	105
Contract reserves	36	39
Other	61	45
Other current liabilities	$ 403	$ 317

10. DEBT

Revolving Credit Facility

On May 24, 2005, the Company entered into an $850 million five-year unsecured revolving credit facility with various banks. This agreement replaced a five-year $500 million revolving credit agreement which would have expired in May 2006 and a 364-day $350 million revolving credit agreement which expired in May 2005. This credit facility exists primarily to support the Company's commercial paper program, but may be used for other corporate purposes in the event access to the commercial paper market is impaired or eliminated. The credit facility includes one financial covenant requiring the Company to maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. The ratio was 18 percent as of September 30, 2005. In addition, the credit facility contains covenants that require the Company to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. Borrowings under this credit facility bear interest at the London Interbank Offered Rate (LIBOR) plus a variable margin based on the Company's unsecured long-term debt rating or, at the Company's option, rates determined by competitive bid. In addition, short-term credit facilities available to foreign subsidiaries were $52 million as of September 30, 2005, of which $21 million was utilized to support commitments in the form of commercial letters of credit. There were no significant commitment fees or compensating balance requirements under any of the Company's credit facilities.

Long-term Debt

The Company has a shelf registration statement filed with the Securities and Exchange Commission covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. On November 20, 2003, the Company issued $200 million of 4.75 percent fixed rate unsecured debt under the shelf registration due December 1, 2013 (the Notes). Interest payments on the Notes are due on June 1 and December 1 of each year. The Notes contain certain covenants and events of default, including requirements that the Company satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. The Company entered into interest rate swap contracts which effectively converted $100 million aggregate principal amount of the Notes to floating rate debt based on six-month LIBOR less 7.5 basis points. See Note 17 for additional information relating to the interest rate swap contracts. At September 30, 2005, $550 million of the shelf registration statement was available for future use.

Long-term debt and a reconciliation to the carrying amount is summarized as follows:

	SEPTEMBER 30	
(in millions)	2005	2004
Principal amount of Notes due December 1, 2013	$ 200	$ 200
Fair value adjustment (Note 17)	—	1
Long-term debt	$ 200	$ 201

Interest paid on debt for the years ended September 30, 2005, 2004, and 2003 was $10 million, $7 million, and $3 million, respectively.

11. RETIREMENT BENEFITS

The Company sponsors defined benefit pension (Pension Benefits) and other postretirement (Other Retirement Benefits) plans covering most of its U.S. employees and certain employees in foreign countries which provide monthly pension and other benefits to eligible employees upon retirement. The components of expense for Pension Benefits and Other Retirement Benefits are summarized below:

	PENSION BENEFITS			OTHER RETIREMENT BENEFITS		
(in millions)	2005	2004	2003	2005	2004	2003
Service cost	$ 36	$ 39	$ 38	$ 3	$ 5	$ 4
Interest cost	141	135	140	18	24	26
Expected return on plan assets	(177)	(175)	(166)	(1)	(1)	(1)
Amortization:						
Prior service cost	(15)	(14)	1	(39)	(30)	(30)
Net actuarial loss	46	46	7	20	21	20
Net benefit expense	$ 31	$ 31	$ 20	$ 1	$ 19	$ 19

The following table reconciles the projected benefit obligations, plan assets, funded status, and net asset (liability) for the Company's Pension Benefits and the Other Retirement Benefits:

	PENSION BENEFITS		OTHER RETIREMENT BENEFITS	
(in millions)	2005	2004	2005	2004
Projected benefit obligation at beginning of year	$ 2,314	$ 2,315	$ 302	$ 418
Service cost	36	39	3	5
Interest cost	141	135	18	24
Discount rate change	302	(77)	11	(4)
Actuarial losses (gains)	32	14	(1)	(9)
Medicare Reform Act	—	—	—	(8)
Acquisitions	41	—	—	—
Plan amendments	—	—	—	(92)
Benefits paid	(122)	(115)	(33)	(32)
Other	(2)	3	1	—
Projected benefit obligation at end of year	2,742	2,314	301	302
Plan assets at beginning of year	1,928	1,552	14	14
Actual return on plan assets	146	279	1	1
Company contributions	108	207	33	31
Benefits paid	(122)	(115)	(33)	(32)
Other	1	5	(1)	—
Plan assets at end of year	2,061	1,928	14	14
Funded status of plans	(681)	(386)	(287)	(288)
Contributions after measurement date	6	—	—	—
Unamortized amounts:				
Prior service cost	(140)	(155)	(212)	(252)
Net actuarial loss	1,192	873	281	290
Net asset (liability) in the Statement of Financial Position	$ 377	$ 332	$(218)	$(250)
Net asset (liability) consists of:				
Deferred tax asset	$ 351	$ 234	$ —	$ —
Accrued benefit liability	(573)	(301)	(218)	(250)
Accumulated other comprehensive loss	599	399	—	—
Net asset (liability) in the Statement of Financial Position	$ 377	$ 332	$(218)	$(250)

The accumulated benefit obligation for all defined benefit pension plans was $2,640 million and $2,229 million at September 30, 2005 and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Actuarial Assumptions

Plan assets and benefit obligations as of September 30 as well as net periodic benefit expense for the following fiscal years are measured on an annual basis using a measurement date of June 30 each year. Significant assumptions used in determining the benefit obligations and related expense are as follows:

	PENSION BENEFITS		OTHER RETIREMENT BENEFITS	
	2005	2004	2005	2004
Assumptions used to determine benefit obligations at September 30:				
Discount rate	5.30%	6.25%	5.30%	6.25%
Compensation increase rate	4.50%	4.50%	—	—
Assumptions used to determine net benefit expense for years ended September 30:				
Discount rate	6.25%	6.00%	6.25%	6.00%
Expected return on plan assets	8.75%	8.75%	8.75%	8.75%
Compensation increase rate	4.50%	4.50%	—	—
Pre-65 health care cost gross trend rate*	—	—	11.00%	11.00%
Post-65 health care cost gross trend rate*	—	—	11.00%	11.00%
Ultimate trend rate*	—	—	5.5%	5.5%
Year that trend reaches ultimate rate	—	—	2011	2009

* Due to the effect of the fixed Company contribution, the net impact of any change in trend rate is zero.

The discount rate used to determine the September 30, 2005 benefit obligations is based on an individual bond-matching model comprised of a portfolio of high-quality corporate bonds with projected cash flows and maturity dates reflecting the expected time horizon that benefits will be paid. Bonds included in the model portfolio are from a cross-section of different issuers, are rated AA- or better, are non-callable, and have at least $25 million outstanding at the measurement date. The discount rate used to determine the September 30, 2004 benefit obligations is also based on rates of return of high quality, fixed-income investment indexes, primarily the Moody's AA Index. Expected return on plan assets for each year presented is based on both historical long-term actual and expected future investment returns considering the current investment mix of plan assets.

Actuarial gains and losses in excess of 10 percent of the greater of the projected benefit obligation or market-related value of assets are amortized on a straight-line basis over the average remaining service period of active participants. Prior service costs resulting from plan amendments are amortized in equal annual amounts over the average remaining service period of affected active participants or over the remaining life expectancy of affected retired participants. The Company uses a five-year, market-related value asset method of amortizing the difference between actual and expected returns on plan assets.

Pension Benefits

The Company provides pension benefits to most of the Company's U.S. employees in the form of non-contributory, defined benefit plans that are considered qualified plans under applicable laws. The benefits provided under these plans for salaried employees are generally based on years of service and average compensation. The benefits provided under these plans for hourly employees are generally based on specified benefit amounts and years of service. In addition, the Company sponsors an unfunded non-qualified defined benefit plan for certain employees. The Company also maintains three pension plans in foreign countries, two of which are unfunded.

In June 2003, the Company's U.S. qualified and non-qualified defined benefit pension plans were amended to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. These changes will affect all of the Company's domestic pension plans for all salaried and hourly employees not covered by collective bargaining agreements. Concurrently, the Company plans to supplement its existing defined contribution savings plan effective October 1, 2006 to include additional Company contributions.

For the years ended September 30, 2005 and 2004, the Company made contributions to its pension plans as follows:

(in millions)	2005	2004
Discretionary contributions to U.S. qualified plans	$ 100	$ 125
Contributions to international plans	8	—
Contributions to U.S. non-qualified plan	6	7
Total	$ 114	$ 132

The Company's objective with respect to the funding of its pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, the Company will fund its pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant. During 2005 and 2004, the Company made discretionary contributions to its qualified pension plans of $100 million and $125 million, respectively. These contributions resulted in a reduction of a previously established deferred tax benefit and as a result, there was no effect on the Company's effective income tax rate or related income tax expense during 2005 and 2004.

The Company is not required to make any contributions to its qualified pension plans in 2006 pursuant to governmental regulations and current projections indicate that none will be required in 2007; however, future funding requirements are difficult to estimate as such estimates are dependent upon market returns and interest rates, which can be volatile. The Company currently has no plans to make additional discretionary contributions to its U.S. qualified pension plans in 2006. Contributions to the Company's international plans and the non-qualified plan are expected to total $11 million in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Retirement Benefits

Other retirement benefits consist of retiree health care and life insurance benefits that are provided to substantially all of the Company's domestic employees and covered dependents. Employees generally become eligible to receive these benefits if they retire after age 55 with at least 10 years of service. Most plans are contributory with retiree contributions generally based upon years of service and adjusted annually by the Company. Retiree medical plans pay a stated percentage of expenses reduced by deductibles and other coverage, principally Medicare. The amount the Company will contribute toward retiree medical coverage is fixed. Additional premium contributions will be required from participants for all costs in excess of the Company's fixed contribution amount. As a result, increasing or decreasing the health care cost trend rate by one percentage point would not have an impact on the Company's cost of providing these benefits. Retiree life insurance plans provide coverage at a flat dollar amount or as a multiple of salary. With the exception of certain bargaining unit plans, Other Retirement Benefits are funded as expenses are incurred.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Reform Act) was signed into law. The effect of the Medicare Reform Act was to reduce the Company's benefit obligation for Other Retirement Benefits by $8 million in 2004. The effect on the Company's Other Retirement Benefits expense in 2005 and 2004 was not material. This is a direct result of the Company's fixed contribution plan design. As a result of the Medicare Reform Act, the Company amended its retiree medical plans on June 30, 2004 to discontinue post-65 prescription drug coverage effective January 1, 2008. The effect of this plan amendment was to reduce the benefit obligation of the Company's Other Retirement Benefits by $92 million in 2004.

Plan Assets

Total plan assets for Pension Benefits and Other Retirement Benefits as of September 30, 2005 and 2004 were $2,075 million and $1,942 million, respectively. The Company has established investment objectives that seek to preserve and maximize the amount of plan assets available to pay plan benefits. These objectives are achieved through investment guidelines requiring diversification and allocation strategies designed to maximize the long-term returns on plan assets while maintaining a prudent level of investment risk. These investment strategies are implemented using actively managed and indexed assets. Target and actual asset allocations as of September 30 are as follows:

	Target Mix	2005	2004
Equities	40% – 70%	66%	67%
Fixed income	25% – 60%	26%	28%
Alternative assets	0% – 15%	—	—
Cash	0% – 5%	8%	5%

Alternative investments may include real estate, hedge funds, venture capital, and private equity. There were no plan assets invested in the securities of the Company as of September 30, 2005 and 2004 or at any time during the years then ended. Target and actual asset allocations are periodically rebalanced between asset classes in order to mitigate investment risk and maintain asset classes within target allocations.

Benefit Payments

The following table reflects estimated benefit payments to be made to eligible participants for each of the next five years and the following five years in aggregate:

(in millions)	PENSION BENEFITS	OTHER RETIREMENT BENEFITS
2006	$ 127	$ 33
2007	132	31
2008	137	27
2009	144	25
2010	148	24
2011–2015	845	111

Substantially all of the Pension Benefit payments relate to the Company's qualified funded plans which are paid from the pension trust. Estimated benefit payments for Other Retirement Benefits are presented net of $11 million of federal subsidies that the Company expects to receive under the Medicare Reform Act between 2006 and 2008.

12. SHAREOWNERS' EQUITY

Common Stock

The Company is authorized to issue one billion shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, without par value, of which 2.5 million shares are designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of preferred share purchase rights. At September 30, 2005, 11.0 million shares of common stock were reserved for issuance under various employee incentive plans.

Preferred Share Purchase Rights

Each outstanding share of common stock provides the holder with one Preferred Share Purchase Right (Right). The Rights will become exercisable only if a person or group acquires, or offers to acquire, without prior approval of the Board of Directors, 15 percent or more of the Company's common stock. However, the Board of Directors is authorized to reduce the 15 percent threshold for triggering the Rights to not less than 10 percent. Upon exercise, each Right entitles the holder to 1/100th of a share of Series A Junior Participating Preferred Stock of the Company (Junior Preferred Stock) at a price of $125, subject to adjustment.

Upon acquisition of the Company, each Right (other than Rights held by the acquirer) will generally be exercisable for $250 worth of either common stock of the Company or common stock of the acquirer for $125. In certain circumstances, each Right may be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

exchanged by the Company for one share of common stock or 1/100th of a share of Junior Preferred Stock. The Rights will expire on June 30, 2011, unless earlier exchanged or redeemed at $0.01 per Right. The Rights have the effect of substantially increasing the cost of acquiring the Company in a transaction not approved by the Board of Directors.

Treasury Stock

The Company repurchased shares of its common stock as follows:

(in millions)	2005	2004	2003
Amount of share repurchases	$ 498	$ 179	$ 154
Number of shares repurchased	10.6	5.8	6.8

At September 30, 2005, the Company is authorized to repurchase an additional $66 million of outstanding stock under the Company's share repurchase program.

On August 16, 2005, the Company entered into accelerated share repurchase agreements with an investment bank under which the Company repurchased 4 million shares of its outstanding common shares at an initial price of $49.10 per share, representing the August 16, 2005 closing price of the Company's common shares. Total consideration paid to repurchase the shares of approximately $196 million was recorded as a treasury stock repurchase which resulted in a reduction of Shareowners' Equity. The agreements are subject to a future contingent purchase price adjustment based on the volume-weighted average price of the Company's shares over a period of time that ends no later than December 31, 2005 (see Note 18 for further discussion of the contingent purchase price adjustment).

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

	SEPTEMBER 30		
(in millions)	2005	2004	2003
Minimum pension liability adjustment, net of taxes of $351 for 2005, $234 for 2004 and $301 for 2003	$ (599)	$ (399)	$ (513)
Foreign currency translation adjustment	(3)	3	(3)
Foreign currency cash flow hedge adjustment	(2)	(1)	—
Accumulated other comprehensive loss	$ (604)	$ (397)	$ (516)

13. STOCK-BASED COMPENSATION

Stock Options

Options to purchase common stock of the Company have been granted under various incentive plans to directors, officers and other key employees. All of the Company's stock-based incentive plans require options to be granted at prices equal to or above the fair market value of the common stock on the dates the options are granted. The plans provide that the option price for certain options granted under the plans may be paid by the employee in cash, shares of common stock utilizing a third-party broker arrangement, or a combination thereof. Stock options generally expire ten years from the date they are granted and vest over three years except for approximately 1 million performance-vesting options that vest at the earlier of (a) the date the market price of the Company's common stock reaches a specific level for a pre-determined period of time or certain other financial performance criteria are met, or (b) a period of six to nine years from the date they were granted.

Under the Company's 2001 Long-Term Incentives Plan and Directors Stock Plan, up to 14.3 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, performance shares, stock appreciation rights, and restricted stock. Shares available for future grant or payment under these plans were 6.1 million at September 30, 2005.

The following summarizes the activity of the Company's stock options for 2005, 2004, and 2003:

	2005		2004		2003	
(shares in thousands)	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Number of shares under option:						
Outstanding at beginning of year	13,311	$ 24.37	14,208	$ 22.93	16,286	$ 22.37
Granted	1,337	36.88	1,983	28.24	110	22.10
Exercised	(4,172)	22.96	(2,791)	19.72	(1,745)	16.85
Canceled or expired	(48)	28.14	(89)	27.14	(443)	26.06
Outstanding at end of year	10,428	26.52	13,311	24.37	14,208	22.93
Exercisable at end of year	7,146	23.78	10,014	23.34	10,618	22.89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the status of the Company's stock options outstanding at September 30, 2005:

(shares in thousands; remaining life in years)	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
	SHARES	WEIGHTED AVERAGE REMAINING LIFE	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Range of exercise prices:					
$15.30 to $23.25	4,701	5.4	$ 20.60	4,680	$ 20.60
$23.26 to $31.05	2,561	6.0	27.40	1,314	26.95
$31.06 to $46.10	3,120	6.0	34.43	1,152	33.09
$46.11 to $46.75	46	9.4	46.26	—	—
Total	10,428	5.7	26.52	7,146	23.78

Dilutive stock options outstanding resulted in an increase in average outstanding diluted shares of 3.2 million, 2.6 million, and 1.0 million for 2005, 2004, and 2003, respectively. The average outstanding diluted shares calculation excludes options with an exercise price that exceeds the average market price of shares during the year. Less than 0.1 million stock options were excluded from the average outstanding diluted shares calculation in 2005. 2.3 million and 4.2 million stock options were excluded from the average outstanding diluted shares calculation in 2004 and 2003, respectively.

Other Stock-Based Compensation

The Company offers an Employee Stock Purchase Plan (ESPP) which allows employees to have their base compensation withheld to purchase the Company's common stock. There are two offering periods during the year, each lasting six months, beginning on December 1 and June 1. Prior to June 1, 2005, shares of the Company's common stock could be purchased under the ESPP at six month intervals at 85 percent of the lower of the fair market value on the first or the last day of the offering period. Effective June 1, 2005, the ESPP was amended whereby shares of the Company's common stock are purchased each month by participants at 95 percent of the fair market value on the last day of the month. The Company is authorized to issue 9.0 million shares under the ESPP, of which 4.9 million shares are available for future grant at September 30, 2005. The ESPP is considered a non-compensatory plan and accordingly no compensation expense is recorded in connection with this benefit.

The Company also sponsors defined contribution savings plans that are available to the majority of its employees. The plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Company matches a percentage of employee contributions using common stock of the Company up to certain limits. Employees may transfer at any time all or a portion of their balance in Company common stock to any of the alternative investment options offered within the plans. The Company's expense related to the savings plans was $35 million, $33 million, and $30 million for 2005, 2004 and 2003, respectively.

During 2005, 2004, and 2003, 1.9 million, 2.2 million, and 1.8 million shares, respectively, of Company common stock were issued to employees under the Company's employee stock purchase and defined contribution savings plans at a value of $69 million, $57 million, and $37 million for the respective periods.

14. RESEARCH AND DEVELOPMENT

Research and development expense consists of the following:

(in millions)	2005	2004	2003
Customer-funded	$ 348	$ 327	$ 259
Company-funded	243	218	216
Total research and development	$ 591	$ 545	$ 475

15. OTHER INCOME, NET

Other income, net consists of the following:

(in millions)	2005	2004	2003
Earnings from equity affiliates	(11)	(8)	(5)
Interest income	(5)	(2)	(2)
Royalty income	(3)	(4)	(9)
Contract dispute settlement [a]	—	(7)	—
Insurance settlements	—	(5)	—
Loss on equity investment [b]	—	7	—
Gain on life insurance reserve fund [c]	—	—	(20)
Other, net	2	11	—
Other income, net	$ (17)	$ (8)	$ (36)

a The contract dispute settlement gain relates to the resolution of a legal matter from a divested business.
b The loss on equity investment relates to the Company's investment in Tenzing (Note 8).
c The gain on life insurance reserve fund relates to a favorable tax ruling from the Internal Revenue Service regarding an over-funded life insurance reserve trust fund. The ruling allowed the Company to use funds from the trust to pay for other employee health and welfare benefits without incurring an excise tax.

16. INCOME TAXES

The components of income tax expense are as follows:

(in millions)	2005	2004	2003
Current:			
United States	$ 104	$ 85	$ (1)
Non-United States	11	7	10
State and local	5	(1)	(4)
Total current	120	91	5
Deferred:			
United States	25	39	95
Non-United States	—	(2)	(1)
State and local	6	1	11
Total deferred	31	38	105
Income tax expense	$ 151	$ 129	$ 110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net current deferred income tax benefits consist of the tax effects of temporary differences related to the following:

(in millions)	SEPTEMBER 30 2005	2004
Inventory	$ 43	$ 44
Product warranty costs	62	52
Customer incentives	25	23
Contract reserves	10	14
Compensation and benefits	21	13
Other, net	17	19
Current deferred income taxes	$ 178	$ 165

Net long-term deferred income tax benefits included in Other Assets consist of the tax effects of temporary differences related to the following:

(in millions)	SEPTEMBER 30 2005	2004
Retirement benefits	$ 283	$ 206
Property	(64)	(58)
Other, net	(46)	(53)
Long-term deferred income taxes	$ 173	$ 95

Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income. Significant factors considered by management in its determination of the probability of the realization of the deferred tax assets include: (a) the historical operating results of Rockwell Collins ($600 million of United States taxable income over the past three years), (b) expectations of future earnings, and (c) the extended period of time over which the retirement benefit liabilities will be paid.

The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2005	2004	2003
Statutory tax rate	35.0%	35.0%	35.0%
Research and development credit	(3.9)	(2.4)	(3.6)
Extraterritorial income exclusion	(2.9)	(2.3)	(2.3)
State and local income taxes	1.4	(0.1)	1.5
Resolution of pre-spin deferred tax matters	(1.9)	—	—
Other	(0.1)	(0.2)	(0.6)
Effective income tax rate	27.6%	30.0%	30.0%

Income tax expense was calculated based on the following components of income before income taxes:

(in millions)	2005	2004	2003
United States income	$ 512	$ 413	$ 339
Non-United States income	35	17	29
Total	$ 547	$ 430	$ 368

During 2005, the Company settled an Internal Revenue Service (IRS) tax return audit for the short period return filed for the three months ended September 30, 2001. In addition, the IRS is in the process of finalizing its tax return audits for 2002 and 2003. The IRS audit work for 2002 and 2003, other than for the Extraterritorial Income Exclusion, is complete and all audit adjustments have been proposed by the IRS for the audited areas. Based on the proposed audit adjustments, the Company believes that the IRS audits will be resolved favorably for the Company and the effects of accepting the proposed adjustments are included in the effective tax rate for 2005. The Company expects to formally settle the IRS tax return audits for 2002 and 2003 in the first quarter of 2006.

The completion of the IRS's audit of the Company's tax returns for the three month short-period ended September 30, 2001 and the 2002 and 2003 years has enabled the Company to now resolve estimates involving certain deferred tax matters existing at the time of the spin-off. The resolution of these pre-spin deferred tax matters during 2005 resulted in a $10 million decrease to the Company's income tax expense.

The American Jobs Creation Act of 2004 (the "Act") provides for a special one-time deduction of 85 percent of certain foreign earnings repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. Based on the guidance provided from the IRS to date, the Company completed its evaluation of the merits of repatriating funds under the Act as of September 30, 2005. The Company plans to repatriate approximately $100 million of unremitted non-U.S. earnings in 2006 in accordance with the provisions of the Act. Prior to the completion of this evaluation, the Company had not provided for income taxes on unremitted earnings generated by non-U.S. subsidiaries given the Company's intent to permanently invest these earnings abroad. As a result, the Company recorded a $2 million tax liability in 2005 for the funds expected to be repatriated pursuant to provisions of the Act.

No provision has been made for United States federal or state, or additional foreign income taxes related to approximately $7 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested.

The Company paid income taxes, net of refunds, of $60 million, $51 million, and $28 million, in 2005, 2004, and 2003, respectively.

17. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The carrying amounts and fair values of the Company's financial instruments are as follows:

	ASSET (LIABILITY)			
	SEPTEMBER 30, 2005		SEPTEMBER 30, 2004	
(in millions)	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Cash and cash equivalents	$ 145	$ 145	$ 196	$ 196
Long-term debt	(200)	(197)	(201)	(200)
Interest rate swaps	—	—	1	1
Foreign currency forward exchange contracts	(5)	(5)	(3)	(3)
Accelerated share repurchase agreements (Note 18)	—	6	—	—

The fair value of cash and cash equivalents approximate their carrying value due to the short-term nature of the instruments. Fair value information for long-term debt and interest rate swaps is obtained from third parties and is based on current market interest rates and estimates of current market conditions for instruments with similar terms, maturities, and degree of risk. The fair value of foreign currency forward exchange contracts is estimated based on quoted market prices for contracts with similar maturities. The fair value of the accelerated share repurchase agreements is based on the estimated settlement amount under the agreements as discussed in Note 18. These fair value estimates do not necessarily reflect the amounts the Company would realize in a current market exchange.

Interest Rate Swaps

The Company manages its exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt, which over time should moderate the costs of debt financing. When considered necessary, the Company may use financial instruments in the form of interest rate swaps to help meet this objective. On November 20, 2003, the Company entered into two interest rate swap contracts (the Swaps) which expire on December 1, 2013 and effectively convert $100 million of the 4.75 percent fixed rate long-term notes to floating rate debt based on six-month LIBOR less 7.5 basis points. The Company has designated the Swaps as fair value hedges and uses the "short-cut" method for assessing effectiveness. Accordingly, changes in the fair value of the Swaps are assumed to be entirely offset by changes in the fair value of the underlying debt that is being hedged with no net gain or loss recognized in earnings. At September 30, 2005 and 2004, the Swaps are recorded at a fair value of zero and $1 million, respectively, within Other Assets, offset by a fair value adjustment to Long-Term Debt (Note 10) of zero and $1 million, respectively. Cash payments or receipts between the Company and the counterparties to the Swaps are recorded as an adjustment to interest expense.

Foreign Currency Forward Exchange Contracts

The Company transacts business in various foreign currencies which subjects the Company's cash flows and earnings to exposure related to changes in foreign currency exchange rates. These exposures arise primarily from purchases or sales of products and services from third-parties and intercompany inventory and royalty transactions. The Company has established a program that utilizes foreign currency forward exchange contracts (foreign currency contracts) and attempts to minimize its exposure to fluctuations in foreign currency exchange rates relating to these transactions. Foreign currency contracts provide for the exchange of currencies at specified future prices and dates and reduce exposure to currency fluctuations by generating gains and losses that are intended to offset gains and losses on the underlying transactions. Principal currencies that are hedged include the European euro, British pound sterling, and Japanese yen. The duration of foreign currency contracts is generally two years or less. The maximum duration of a foreign currency contract at September 30, 2005 was 178 months. The majority of the Company's non-functional currency firm and anticipated receivables and payables that are denominated in major currencies that can be traded on open markets are hedged using foreign currency contracts. The Company does not manage exposure to net investments in foreign subsidiaries.

Notional amounts of outstanding foreign currency forward exchange contracts were $234 million and $96 million at September 30, 2005 and 2004, respectively. Notional amounts are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. The net fair value of these foreign currency contracts at September 30, 2005 and 2004 were net liabilities of $5 million and $3 million, respectively. Net losses of $2 million and $1 million were deferred within Accumulated Other Comprehensive Loss relating to cash flow hedges at September 30, 2005 and 2004, respectively. The Company expects to re-classify approximately $1 million of these net losses into earnings over the next 12 months. There was no significant impact to the Company's earnings related to the ineffective portion of any hedging instruments during the three years ended September 30, 2005. Gains and losses related to all foreign currency contracts are recorded in Cost of Sales.

18. GUARANTEES AND INDEMNIFICATIONS

Product Warranty Costs

Accrued liabilities are recorded to reflect the Company's contractual obligations relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings and negotiated contractual agreements. An estimate for warranty expense is recorded at the time of sale based on the length of the warranty and historical warranty return rates and repair costs.

Changes in the carrying amount of accrued product warranty costs are summarized as follows:

	SEPTEMBER 30	
(in millions)	2005	2004
Balance at beginning of year	$ 154	$ 144
Warranty costs incurred	(53)	(55)
Product warranty accrual	67	67
Acquisition of TELDIX	2	—
Pre-existing warranty adjustments	2	(2)
Balance at September 30	$ 172	$ 154

Lease Guarantee

The Company guarantees fifty percent of a lease obligation for a RSC facility. The Company's portion of the guarantee totals $2 million at September 30, 2005 and expires ratably through December 2011. Should RSC fail to meet its lease obligations, this guarantee may become a liability of the Company. This guarantee is not reflected as a liability on the Company's Statement of Financial Position.

Letters of Credit

The Company has contingent commitments in the form of commercial letters of credit. Outstanding letters of credit are issued by banks on the Company's behalf to support certain contractual obligations to its customers. If the Company fails to meet these contractual obligations, these letters of credit may become liabilities of the Company. Total outstanding letters of credit at September 30, 2005 were $94 million. These commitments are not reflected as liabilities on the Company's Statement of Financial Position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accelerated Share Repurchase
On August 16, 2005, the Company entered into accelerated share repurchase agreements with an investment bank under which the Company repurchased 4 million shares of its outstanding common shares at an initial price of $49.10 per share, representing the August 16, 2005 closing price of the Company's common shares. Total consideration paid to repurchase the shares of approximately $196 million was recorded as a treasury stock repurchase which resulted in a reduction of Shareowners' Equity.

The agreements contain a forward sale contract whereby the 4 million borrowed shares held by the investment bank that were sold to the Company are covered by share purchases by the investment bank in the open market over a subsequent period of time that ends no later than December 31, 2005. The agreements are subject to a future contingent purchase price adjustment based on the volume-weighted average price of the Company's shares purchased during the period less a discount as defined in the agreements. At settlement, the Company, at its option, will either pay cash or issue registered or unregistered shares of its common stock to the investment bank if the final per share settlement amount, as defined in the agreements, exceeds the initial price of $49.10 per share (in the event the Company elects to net-share settle, the maximum number of shares that the Company would issue under the agreements is 30 million). Conversely, if the final per share settlement amount, as defined in the agreements, is less than the initial price of $49.10 per share, the investment bank will pay the Company either cash or shares of the Company's common stock, at the Company's option.

The Company accounted for the agreements as two separate transactions, the repurchase of shares as a treasury stock transaction and the forward sale contract as an equity instrument. As long as the forward sale contract continues to meet the requirements for classification as an equity instrument, no accounting for the forward sale contract will be required until settlement. Any amounts (either cash or shares) subsequently paid or received at settlement will be recorded in Shareowners' Equity.

Assuming the volume-weighted average price of the Company's common stock over the applicable period is $47.90, which was the volume-weighted average price of the Company's common stock from August 17, 2005 to September 30, 2005, then the investment bank would be required to pay the Company approximately $6 million (net of related settlement fees and expenses) in cash or shares to settle the transaction. A one dollar increase or decrease in the volume-weighted average price of the Company's common stock over the applicable period would increase or decrease the fair value of the settlement by $4 million.

Indemnifications
The Company enters into indemnifications with lenders, counterparties in transactions such as administration of employee benefit plans, and other customary indemnifications with third parties in the normal course of business. The following are other than customary indemnifications based on the judgment of management.

In connection with agreements for the sale of portions of its business, the Company at times retains the liabilities of a business of varying amounts which relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company at times indemnifies the purchaser of a Rockwell Collins' business in the event that a third party asserts a claim that relates to a liability retained by the Company.

The Company also provides indemnifications of varying scope and amounts to certain customers against claims of product liability or intellectual property infringement made by third parties arising from the use of Company or customer products or intellectual property. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party product liability or intellectual property claims arising from these transactions.

The amount the Company could be required to pay under its indemnification agreements is generally limited based on amounts specified in the underlying agreements, or in the case of some agreements, the maximum potential amount of future payments that could be required is not limited. When a potential claim is asserted under these agreements, the Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. A liability is recorded when a potential claim is both probable and estimable. The nature of these agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay should counterparties to these agreements assert a claim; however, the Company currently has no material claims pending related to such agreements.

19. CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The following table reflects certain of the Company's non-cancelable contractual commitments as of September 30, 2005:

	PAYMENTS DUE BY PERIOD						
(in millions)	2006	2007	2008	2009	2010	THEREAFTER	TOTAL
Non-cancelable operating leases	$ 23	$ 20	$ 16	$ 13	$ 11	$ 52	$ 135
Purchase contracts	10	4	—	—	—	—	14
Long-term debt	—	—	—	—	—	200	200
Interest on long-term debt	10	10	10	10	10	30	80
Total	$ 43	$ 34	$ 26	$ 23	$ 21	$ 282	$ 429

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-cancelable Operating Leases
The Company leases certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Some leases include renewal options, which permit extensions of the expiration dates at rates approximating fair market rental rates. Rent expense for the years ended September 30, 2005, 2004, and 2003 was $25 million, $26 million, and $23 million, respectively. The Company's commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on its Statement of Financial Position.

Purchase Contracts
The Company may enter into purchase contracts with suppliers under which there is a commitment to buy a minimum amount of products or pay a specified amount. These commitments are not reflected as a liability on the Company's Statement of Financial Position.

Interest on Long-term Debt
Interest payments under long-term debt obligations exclude the potential effects of the related interest rate swap contracts.

20. ENVIRONMENTAL MATTERS

The Company is subject to federal, state and local regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment that have had and will continue to have an impact on the Company's manufacturing operations. These environmental protection regulations may require the investigation and remediation of environmental impairments at current and previously owned or leased properties. In addition, lawsuits, claims and proceedings have been asserted on occasion against the Company alleging violations of environmental protection regulations, or seeking remediation of alleged environmental impairments, principally at previously owned or leased properties. The Company is currently involved in the investigation or remediation of ten sites under these regulations or pursuant to lawsuits asserted by third parties. Certain of these sites relate to properties purchased in connection with the Company's acquisition of Kaiser. Rockwell Collins has certain rights to indemnification from escrow funds set aside at the time of acquisition that management believes are sufficient to address the Company's potential liability related to the Kaiser related environmental matters. As of September 30, 2005, management estimates that the total reasonably possible future costs the Company could incur from these matters to be approximately $12 million. The Company has recorded environmental reserves for these matters of $4 million as of September 30, 2005, which represents management's best estimate of the probable future cost for these matters.

To date, compliance with environmental regulations and resolution of environmental claims has been accomplished without material effect on the Company's liquidity and capital resources, competitive position or financial condition. Management believes that expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company's business or financial position, but could possibly be material to the results of operations or cash flows of any one period.

21. LITIGATION

The Company is subject to various lawsuits, claims and proceedings that have been or may be instituted or asserted against the Company relating to the conduct of the Company's business, including those pertaining to product liability, intellectual property, environmental, safety and health, contract and employment matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management believes the disposition of matters that are pending or asserted will not have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

22. BUSINESS SEGMENT INFORMATION

Rockwell Collins provides design, production and support of communications and aviation electronics for commercial and military customers worldwide. The Company has two operating segments consisting of the Government Systems and Commercial Systems businesses.

The Government Systems business supplies defense communications systems and products as well as defense electronics systems and products, which include subsystems, navigation and displays, to the U.S. Department of Defense, other government agencies, civil agencies, defense contractors and foreign Ministries of Defense. These product lines support airborne, ground, and shipboard applications.

Products sold by the Commercial Systems business include air transport aviation electronics systems and products and business and regional aviation electronics systems and products. These systems and products include communications, navigation, surveillance, displays and automatic flight control and flight management systems, as well as in-flight entertainment, cabin electronics and information management systems. Customers include manufacturers of commercial air transport, business and regional aircraft, commercial airlines, fractional operators and business jet operators.

Sales made to the United States Government were 41 percent, 42 percent, and 39 percent of total sales for the years ended September 30, 2005, 2004, and 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reflects the sales and operating results for each of the Company's operating segments:

(in millions)	2005	2004	2003
Sales:			
Government Systems	$ 1,810	$ 1,535	$ 1,270
Commercial Systems	1,635	1,395	1,272
Total sales	$ 3,445	$ 2,930	$ 2,542
Segment operating earnings:			
Government Systems	$ 328	$ 282	$ 250
Commercial Systems	296	200	137
Total segment operating earnings	624	482	387
Interest expense	(11)	(8)	(3)
Earnings from corporate-level equity affiliate	4	3	4
Tradenames write-off (Note 7)	(15)	—	—
General corporate, net	(55)	(47)	(20)
Income before income taxes	$ 547	$ 430	$ 368

The Company evaluates performance and allocates resources based upon, among other considerations, segment operating earnings. The Company's definition of segment operating earnings excludes income taxes, unallocated general corporate expenses, interest expense, gains and losses from the disposition of businesses, non-recurring charges resulting from purchase accounting such as purchased research and development charges, earnings and losses from corporate-level equity affiliates, asset impairment charges, and other special items as identified by management from time to time. Intersegment sales are not material and have been eliminated. The accounting policies used in preparing the segment information are consistent with the policies described in Note 2.

Tradenames write-off relates to the write-off of certain indefinite-lived Kaiser tradenames in 2005 related to the operating segments as follows: Government Systems, $9 million, and Commercial Systems, $6 million.

The following tables summarize the identifiable assets and investments in equity affiliates at September 30, as well as the provision for depreciation and amortization, the amount of capital expenditures for property, and earnings (losses) from equity affiliates for each of the three years ended September 30, for each of the operating segments and Corporate:

(in millions)	2005	2004	2003
Identifiable assets:			
Government Systems	$ 1,174	$ 1,057	$ 823
Commercial Systems	1,398	1,290	1,278
Corporate	568	527	490
Total identifiable assets	$ 3,140	$ 2,874	$ 2,591
Investments in equity affiliates:			
Government Systems	$ 12	$ 10	$ 9
Commercial Systems	—	1	8
Corporate	59	57	54
Total investments in equity affiliates	$ 71	$ 68	$ 71
Depreciation and amortization:			
Government Systems	$ 43	$ 45	$ 38
Commercial Systems	61	64	67
Total depreciation and amortization	$ 104	$ 109	$ 105
Capital expenditures for property:			
Government Systems	$ 48	$ 42	$ 31
Commercial Systems	63	50	38
Total capital expenditures for property	$ 111	$ 92	$ 69
Earnings (losses) from equity affiliates:			
Government Systems	$ 8	$ 6	$ 3
Commercial Systems	(1)	(1)	(2)
Corporate	4	3	4
Total earnings from equity affiliates	$ 11	$ 8	$ 5

The majority of the Company's businesses are centrally located and share many common resources, infrastructures and assets in the normal course of business. Certain assets have been allocated between the operating segments primarily based on occupancy or usage, principally property, plant and equipment. Identifiable assets at Corporate consist principally of cash, net deferred income tax assets and the investment in Rockwell Scientific, LLC.

The following table summarizes sales by product category for the years ended September 30:

(in millions)	2005	2004	2003
Defense electronics	$ 1,232	$ 956	$ 767
Defense communications	578	579	503
Air transport aviation electronics	911	798	746
Business and regional aviation electronics	724	597	526
Total	$ 3,445	$ 2,930	$ 2,542

Product line disclosures for defense-related products are delineated based upon their underlying technologies while the air transport and business and regional aviation electronics product lines are delineated based upon the difference in underlying customer base, size of aircraft, and markets served.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reflects sales for the years ended September 30 and property at September 30 by geographic region:

	SALES			PROPERTY		
(in millions)	2005	2004	2003	2005	2004	2003
United States	$2,312	$ 1,957	$ 1,667	$ 428	$ 387	$ 372
Europe	612	544	503	36	21	18
Asia-Pacific	231	165	168	6	7	8
Canada	208	171	164	—	—	—
Africa / Middle East	55	70	25	—	—	—
Latin America	27	23	15	3	3	3
Total	$3,445	$ 2,930	$ 2,542	$ 473	$ 418	$ 401

Sales are attributed to the geographic regions based on the country of destination.

23. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information for the years ended September 30, 2005 and 2004 is summarized as follows:

	2005 QUARTERS				
(in millions, except per share amounts)	FIRST	SECOND	THIRD	FOURTH	TOTAL
Sales	$ 763	$ 829	$ 890	$ 963	$ 3,445
Cost of sales	545	600	641	716	2,502
Net income	90	95	101	110	396
Earnings per share:					
Basic	$ 0.51	$ 0.53	$ 0.57	$ 0.63	$ 2.24
Diluted	$ 0.50	$ 0.52	$ 0.56	$ 0.62	$ 2.20

Cost of sales and net income in the fourth quarter of 2005 include a tradenames write-off of $15 million ($10 million after taxes), or 6 cents per share related to the write-off of certain indefinite-lived Kaiser tradenames (see Note 7).

Net income in the fourth quarter of 2005 includes $10 million, or 6 cents per share, in favorable income tax adjustments resulting from the resolution of certain deferred tax matters that existed at the time of the Company's spin-off in 2001 (see Note 16).

	2004 QUARTERS				
(in millions, except per share amounts)	FIRST	SECOND	THIRD	FOURTH	TOTAL
Sales	$ 628	$ 719	$ 744	$ 839	$ 2,930
Cost of sales	455	526	547	616	2,144
Net income	68	71	76	86	301
Earnings per share:					
Basic	$ 0.38	$ 0.40	$ 0.43	$ 0.49	$ 1.70
Diluted	$ 0.38	$ 0.39	$ 0.42	$ 0.48	$ 1.67

Net income in the first quarter of 2004 includes a gain of $3 million ($5 million before taxes), or 2 cents per share related to the favorable settlements of insurance matters.

Net income in the third quarter of 2004 includes a gain of $4 million ($7 million before taxes) related to the resolution of a legal matter brought by the Company which was offset by a loss of $4 million ($7 million before taxes) related to the Company's investment in Tenzing (see Note 8).

Selected Financial Data

The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this annual report. The Statement of Operations, Statement of Financial Position and other data has been derived from our audited financial statements.

	YEAR ENDED SEPTEMBER 30				
(in millions, except per share amounts)	2005[a]	2004[b]	2003[c]	2002[d]	2001[e]
STATEMENT OF OPERATIONS DATA:					
Sales	$ 3,445	$ 2,930	$ 2,542	$ 2,492	$ 2,820
Cost of sales	2,502	2,144	1,866	1,863	2,108
Selling, general and administrative expenses	402	356	341	307	351
Goodwill and asset impairment charges[f]	—	—	—	—	149
Income before income taxes	547	430	368	341	224
Net income	396	301	258	236	139
Diluted earnings per share	2.20	1.67	1.43	1.28	—
STATEMENT OF FINANCIAL POSITION DATA:					
Working capital[g]	$ 598	$ 699	$ 530	$ 402	$ 504
Property	473	418	401	411	439
Goodwill and intangible assets	571	550	440	456	285
Total assets	3,140	2,874	2,591	2,555	2,637
Short-term debt	—	—	42	132	202
Long-term debt	200	201	—	—	—
Shareowners' equity	939	1,133	833	987	1,110
OTHER DATA:					
Capital expenditures	$ 111	$ 92	$ 69	$ 62	$ 110
Goodwill amortization	—	—	—	—	18
Other depreciation and amortization	104	109	105	105	120
Dividends per share	0.48	0.39	0.36	0.36	0.09
STOCK PRICE:					
High	$ 49.80	$ 38.08	$ 27.67	$ 27.70	$ 24.23
Low	34.40	25.18	17.20	12.99	11.80
PRO FORMA FINANCIAL INFORMATION:[h]					
Net income	$ —	$ —	$ —	$ —	$ 149
Diluted earnings per share	—	—	—	—	0.80

a Includes (i) $10 million reduction in income tax expense related to the resolution of certain deferred tax matters that existed prior to our spin-off in 2001 and (ii) $15 million write-off of certain indefinite-lived Kaiser tradenames ($10 million after taxes). The tradename write-off was recorded in Cost of sales.

b Includes (i) $5 million gain ($3 million after taxes) related to favorable insurance settlements, (ii) $7 million gain ($4 million after taxes) related to the resolution of a legal matter brought by us, and (iii) $7 million loss ($4 million after taxes) related to our investment in Tenzing Communications, Inc.

c Includes a $20 million gain ($12 million after taxes) related to a favorable tax ruling on an over-funded life insurance reserve trust fund.

d Includes (i) $12 million net gain ($7 million after taxes) related to certain legal matters, and (ii) $4 million ($2 million after taxes) reversal of a portion of the 2001 restructuring charge.

e Includes (i) $149 million ($108 million after taxes) of goodwill and asset impairment charges, and (ii) a restructuring charge of $34 million ($22 million after taxes).

f Goodwill and asset impairment charges of $149 million ($108 million after taxes) include $136 million related to long-lived assets recorded in connection with the Sony Trans Com and Hughes-Avicom acquisitions and $13 million related to certain software license agreements.

g Working capital consists of all current assets and liabilities, including cash and short-term debt.

h We became an independent, publicly held company on June 29, 2001, when Rockwell International Corporation, renamed Rockwell Automation, Inc. (Rockwell), spun off its former avionics and communications business (Avionics and Communications) and certain other assets and liabilities of Rockwell by means of a distribution (the Distribution) of all our outstanding shares of common stock to the shareowners of Rockwell in a tax-free spin-off. Pro forma financial information is presented as if the adoption of SFAS No. 141, *Business Combinations* (SFAS 141), SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142) and the Distribution occurred on October 1, 2000. Pro forma adjustments related to the adoption of SFAS 141 and SFAS 142 include the elimination of amortization expense for goodwill, assembled workforce, and trademarks and tradenames with indefinite lives as these intangibles are no longer being amortized. Pro forma adjustments related to the Distribution include interest expense on $300 million of commercial paper borrowings used to fund a pre-Distribution dividend to Rockwell and income and costs related to employee benefit plan obligations related to active and former Rockwell employees not associated with the Avionics and Communications business that were assumed by us in connection with the Distribution.

Directors and Officers

BOARD OF DIRECTORS

Clayton M. Jones
Chairman, President and Chief Executive Officer
Rockwell Collins, Inc.

Donald R. Beall
Retired Chairman and Chief Executive Officer
Rockwell International Corporation

Anthony J. Carbone
Retired Vice Chairman of the Board and Senior Consultant
The Dow Chemical Company

Michael P. C. Carns
General, USAF (Retired)
Private Consultant

Chris A. Davis
Partner
Forstmann Little & Co.

Richard J. Ferris
Retired Co-Chairman
Doubletree Corporation

Cheryl L. Shavers
Chairman and Chief Executive Officer
Global Smarts, Inc.

Joseph F. Toot, Jr.
Retired President and Chief Executive Officer
The Timken Company

COMMITTEES

Audit Committee

Joseph F. Toot, Jr., Chairman

Anthony J. Carbone

Richard J. Ferris

Board Nominating and Governance Committee

Anthony J. Carbone, Chairman

Michael P. C. Carns

Cheryl L. Shavers

Compensation Committee

Richard J. Ferris, Chairman

Joseph F. Toot, Jr.

Chris A. Davis

Executive Committee

Donald R. Beall, Chairman

Anthony J. Carbone

Clayton M. Jones

Technology Committee

Michael P. C. Carns, Chairman

Donald R. Beall

Cheryl L. Shavers

EXECUTIVE OFFICERS

Clayton M. Jones
Chairman, President and Chief Executive Officer

Barry M. Abzug
Senior Vice President, Corporate Development

Patrick E. Allen
Senior Vice President and Chief Financial Officer

John-Paul E. Besong
Senior Vice President, eBusiness and Lean Electronics

David H. Brehm
Vice President, Finance and Controller

Gary R. Chadick
Senior Vice President, General Counsel and Secretary

Robert M. Chiusano
Executive Vice President and Chief Operating Officer
Commercial Systems

Gregory S. Churchill
Executive Vice President and Chief Operating Officer
Government Systems

Ronald W. Kirchenbauer
Senior Vice President, Human Resources

Nan Mattai
Senior Vice President, Engineering and Technology

Kent L. Statler
Senior Vice President and General Manager, Services

Douglas E. Stenske
Treasurer

Corporate Information

Rockwell Collins, Inc.
World Headquarters
400 Collins Road NE
Cedar Rapids, Iowa 52498
319-295-1000
www.rockwellcollins.com

Investor Relations
Securities analysts should call:
Daniel E. Crookshank
Vice President, Investor Relations
319-295-7575

Corporate Public Relations
Members of the news media should call:
319-295-2123

Annual Meeting
The company's annual meeting of shareowners will be held on Tuesday, February 7, 2006, near its World Headquarters at:
The Cedar Rapids Marriott
1200 Collins Road NE
Cedar Rapids, Iowa

A notice of the meeting and proxy material will be mailed to shareowners in late December 2005.

Independent Auditors
Deloitte & Touche LLP
111 South Wacker Dr.
Floor 24
Chicago, Illinois 60606-4301

Transfer Agent and Registrar
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
888-253-4522 or 651-450-4064

161 N. Concord Exchange
South St. Paul, MN 55075-1139
888-253-4522 or 651-450-4064

Stock Exchange
Common Stock (Symbol: COL)
New York Stock Exchange

Corporate Governance
A substantial majority of our directors are "independent" directors. Our corporate governance documents are available on our website at www.rockwellcollins.com. These documents include our Restated Certificate of Incorporation, By-Laws, Board of Directors Guidelines on Corporate Governance, Committee Charters, Board Membership Criteria and Code of Ethics. The Certifications of our CEO and CFO pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to our Form 10-K for the fiscal year ended September 30, 2005 and the CEO's annual certification regarding our compliance with the NYSE's corporate governance listing standards has been submitted.

Shareowner Services
Correspondence about share ownership, dividend payments, transfer requirements, changes of address, lost stock certificates, and account status may be directed to:
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
888-253-4522 or 651-450-4064
www.shareowneronline.com

Shareowners wishing to transfer stock should send their written request, stock certificate(s) and other required documents to:
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
888-253-4522 or 651-450-4064
www.shareowneronline.com

Shareowners needing further assistance should call: 319-295-4045

For copies of the annual report, Forms 10-K and Forms 10-Q, please call:
Rockwell Collins Investors Relations: 319-295-7575

Shareowner Service Plus Plan℠
Under the Wells Fargo Shareowner Service Plus Plan℠, shareowners of record may elect to reinvest all or a part of their dividends, to have cash dividends directly deposited in their bank accounts and to deposit share certificates with the agent for safekeeping. These services are provided without charge to the participating shareowner.

In addition, the plan allows participating shareowners at their own cost to make optional cash investments in any amount from $100 to $100,000 per year or to sell all or any part of the shares held in their accounts.

Participation in the plan is voluntary, and shareowners of record may participate or terminate their participation at any time. For a brochure and full details of the program, please direct inquires to:
Wells Fargo Shareowner Services
Investment Plan Services
P.O. Box 64856
St. Paul, MN 55164-0856
888-253-4522 or 651-450-4064

COVER:
SANDRA LEE-REDMAN
PRINCIPAL PROGRAM MANAGER
COMMUNICATION SYSTEMS

DESIGN: SEQUEL STUDIO, NEW YORK
PHOTOGRAPHY: GRANT DELIN
ADDITIONAL PHOTOGRAPHY:
DEPARTMENT OF DEFENSE (P. 1)
SUE PARKHILL (P. 7)

Collins

ROCKWELL COLLINS
WORLD HEADQUARTERS
400 COLLINS ROAD NE
CEDAR RAPIDS, IOWA 52498
319-295-1000
WWW.ROCKWELLCOLLINS.COM

147-0487-000-RC 111M SS